UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)
☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-7657

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN EXPRESS COMPANY
200 Vesey Street
 New York, New York 10285

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedule

*
Other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Administrator of the
American Express Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the American Express Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at end of year) as of December 31, 2016, the schedule of assets (acquired and disposed of within year) and the schedule of delinquent participant contributions for the year then ended have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedules are the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.  In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the schedule of assets (held at end of year) and the schedule of delinquent participant contributions are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 28, 2017

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
as of December 31, 2016 and 2015

(Thousands)	2016	2015
Assets
Investments, at fair value:
Money market funds	$55,245	$56,157
Corporate debt instruments	76,738	55,244
Common stocks	1,777,962	1,805,722
U.S. Government and agency obligations	168,684	181,742
Common/collective trusts	860,605	796,700
Mutual funds	747,142	686,769
Self-directed brokerage accounts	134,956	136,764
Other investments	92,912	76,028
Total investments, at fair value	3,914,244	3,795,126
Fully benefit responsive investment contracts, at contract value	553,762	546,319
Due from brokers	4,611	2,045
Cash (non-interest bearing)	86	5
Receivables:
Notes receivable from participants	78,998	81,596
Investment income accrued	2,570	2,366
Employer contributions:
Profit sharing	47,070	38,296
Other than profit sharing	21,712	25,171
Total Assets	4,623,053	4,490,924
Liabilities
Accrued expenses	2,294	2,753
Due to brokers	2,558	2,254
Total Liabilities	4,852	5,007
Net assets available for benefits	$4,618,201	$4,485,917

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2016

(Thousands)	2016
Contributions
Employer
Profit sharing	$47,095
Other than profit sharing	111,998
Employee	152,113
Rollovers	11,318
Total contributions	322,524
Investment income
Net appreciation of investments	215,729
Interest and dividends	62,805
Other income	328
Total investment income	278,862
Interest on notes receivable from participants	3,353
Total additions to net assets	604,739
Withdrawal payments	(461,376)
Administrative expenses	(11,079)
Total deductions to net assets	(472,455)
Net increase in net assets available for benefits	132,284
Net assets available for benefits at beginning of year	4,485,917
Net assets available for benefits at end of year	$4,618,201

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements

1.	Description of the Plan

General

The American Express Retirement Savings Plan (the “Plan”), which became effective June 11, 1973, is a defined contribution pension plan.  Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the “Company”) can make elective contributions to the Plan beginning as soon as practicable after their date of hire and are eligible to receive Company contributions, if any, upon completion of six months of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The following is not a comprehensive description of the Plan, and therefore does not include all situations and limitations covered by the Plan.  The Plan Document is the exclusive governing document and should be referred to for more complete information.

Administration

Wells Fargo Bank, N.A. is the Trustee and Recordkeeper for the Plan.  The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”) and the Company’s Retirement Savings Plan Investment Committee (“RSPIC”).  The Plan Document requires that the American Express Company Stock Fund be offered as an investment option, subject to compliance with ERISA.  RSPIC has the power to select the other investment options available under the Plan and the manner in which these investment options are invested.  Subject to Plan limits, RSPIC also has the power to appoint investment managers to make investment decisions.  Under the terms of the Plan Document, the members of EBAC and RSPIC are appointed by the Company’s Vice President, Benefits & Mobility.

Compensation

The participant compensation (commonly referred to as “Total Pay”) that is used in the calculation of Plan contributions generally includes an employee’s base pay plus overtime, shift differentials, and most commissions and incentives.  For participants above certain salary grades, as defined by the Plan, Total Pay does not include any incentive pay which, in the aggregate, is in excess of one times their base salary when calculating Company contributions.

For purposes of the Plan, compensation is limited to a participant’s regular cash remuneration up to a maximum of $265,000 in both 2016 and 2015, before tax deductions and certain other withholdings.

Contributions

The Plan currently provides for the following contributions:

Elective Contributions
Each pay period, participants may make Before-Tax Contributions, Roth Contributions, and/or After-Tax Contributions up to 10% of eligible compensation, or a combination thereof, not to exceed 80% of their Total Pay, to the Plan through payroll deductions. Roth Contributions are a special type of after-tax contribution and are subject to most of the same rules as Before-Tax Contributions. The Internal Revenue Code of 1986, as amended (the “Code”) imposes a limitation that is adjusted annually for cost of living increases on participants’ pre-tax and Roth contributions to plans which are qualified under Code Section 401(k) and other specified tax favored plans. For both 2016 and 2015, this limit was $18,000 for participants under age 50 and $24,000 for participants age 50 or older. The Plan complied with non-discrimination requirements under the Code during 2016 and 2015 by utilizing the safe harbor design for deferrals and matching contributions in accordance with Sections 401(k)(12) and 401(m)(11) of the Code.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Eligible employees hired for the first time on or after January 1, 2017 are automatically enrolled to make Before-Tax Contributions equal to 3% of base pay, with a 1% automatic increase each year until the rate reaches 10%, unless the employee makes an alternative election to contribute at a different rate or opt out of automatic enrollment.

Company Matching Contributions
The Company matches 100% of a participant’s Before-Tax Contributions and/or Roth Contributions up to 5% of Total Pay after a participant’s completion of six months of service.  Effective January 1, 2017, the Company Matching Contribution increased to 6% of Total Pay.

Profit Sharing Contributions
Upon a participant’s completion of six months of service, additional Company contributions up to 5% of a participant’s Total Pay may be made annually at the Company’s discretion which can be based, in part, on the Company’s performance. Participants must be employed on the last working day of the Plan year (or be disabled under the terms of the Plan) to be eligible for any Profit Sharing Contributions made for that Plan year. Profit Sharing Contributions to eligible participants are made regardless of whether the eligible participant contributes to the Plan. Profit Sharing Contributions comprised 2.50% and 2.00% of eligible participants’ Total Pay in 2016 and 2015, respectively.

Qualified Non-Elective Contributions
The Company may make Qualified Non-Elective Contributions (“QNEC”). A QNEC is a discretionary, fully vested contribution. The Company may designate all or part of a Company profit sharing contribution as a QNEC. Alternatively, the Company may, in its sole discretion, make an additional contribution designated as a QNEC. Any QNECs are fully vested when made and distributable only under circumstances that permit distributions of Before-Tax Contributions or Roth Contributions (excluding hardship withdrawals). QNECs may be allocated as a uniform percentage of eligible compensation for designated employees and may be restricted to only such employees employed on the last day of the Plan year. Alternatively, the Company may direct that QNECs be allocated among specifically designated non-highly compensated employees in varying percentages of compensation as permitted by law.

Conversion Contributions
For eligible employees on the Company’s United States payroll or on unpaid leave of absence on July 1, 2007 and who generally commenced service prior to April 1, 2007, the Company makes Conversion Contributions equal to a percentage of compensation. The amount of the participant’s Conversion Contributions is based on his/her projected attained age plus completed years of service with the Company as of December 31, 2008.  Conversion Contributions range from 0.5% to 8.0% of Total Pay.  Effective January 1, 2018, the Company will phase out Conversion Contributions.  No Conversion Contributions will be provided for periods after December 31, 2018.

Disability Contributions
Certain qualifying participants who become disabled, as defined by the Plan Document, are eligible to receive contributions similar to Company Conversion, Profit Sharing and/or Matching Contributions.

Transfer of Account Balances
A participant’s account balance may be transferred among the Plan’s investment options upon receipt of instructions from the participant. Account balances may be allocated among the Plan’s investment options on a daily basis.

Participant Rollovers
A rollover contribution is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers are accepted into the Plan, but are not subject to Company contributions.

In-Plan Roth Conversions
The Plan allows for in-Plan Roth conversions.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Vesting
Participants are immediately vested in their elective Before-Tax, Roth and After-Tax Contributions and rollovers, if any, as well as the investment earnings on the foregoing. Other contributions become vested as set forth below:

Company Matching Contributions
Company Matching Contributions and investment earnings thereon are immediately 100% vested.

Profit Sharing Contributions
Profit Sharing Contributions and investment earnings thereon are 100% vested after the earlier of three years of service or, if still employed by the Company or an affiliate, at or after attainment of age 65, disability or death.

Qualified Non-Elective Contributions
QNECs are immediately 100% vested and investment earnings thereon are immediately 100% vested.

Conversion Contributions
Conversion Contributions and investment earnings thereon are 100% vested after the earlier of three years of service or, if still employed by the Company or an affiliate, at or after attainment of age 65, disability or death.

Disability Contributions
Disability Contributions are immediately 100% vested.

Forfeitures
Forfeitures of terminated participants’ non-vested accounts, as well as amounts attributable to outstanding checks to which the payee cannot be located, are used to pay Plan expenses or to reduce future Company contributions.  Amounts attributable to uncashed checks may, in accordance with EBAC’s direction, be allocated wholly or partly to a reserve to cover future claims for these benefits or be treated in accordance with the normal rules for forfeitures. Forfeited non-vested balances were $1.0 million and $1.3 million as of December 31, 2016 and 2015, respectively. Accrued 2016 Profit Sharing Contributions made to the Plan in March 2017 were reduced by $0.6 million from forfeited account balances.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and Plan assets will be distributed in accordance with the Plan Document.

Notes Receivable from Participants
Notes receivable from participants (loans) are carried at their unpaid principal balance plus any accrued but unpaid interest.  Participants are allowed to apply for a loan from the Plan for a minimum amount of $500 up to the lesser of $50,000 or 50% of their vested balance, subject to certain restrictions set forth in the Plan and the Code.  General purpose loans are limited to terms of 59 months.  Loans to purchase a principal residence have a maximum term of 359 months.  Loan repayment amounts, including principal and interest, are deducted each pay period and allocated to participants’ investment accounts in accordance with the election in effect for new contributions at the time of repayment.  Terminated participants who have an outstanding loan may make arrangements with the Recordkeeper to pay the loan in full, or make installment payments.  If arrangements are not made for the payment of the outstanding loan balance, the loan amount will be considered in default and the outstanding loan balance will be offset from the account balance, subject to income tax regulations.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Loans are collateralized by the participant’s remaining vested account balance and the interest rate is fixed for the life of the loan.  The interest rate determination is based on the prime rate plus one percentage point.  In the event of a loan default, the loan is treated as a deemed distribution (i.e., as an early withdrawal of funds from the Plan for tax purposes), which subjects the participant to income tax plus any penalties imposed by the Code based on the loan balance.  If the participant is still employed, the loan balance remains outstanding as an obligation of the participant until it is either repaid or the participant terminates employment.  In the event of a termination, either voluntary or involuntary, the loan may be deducted from the participant’s Plan account balance.  Loans outstanding to participants at December 31, 2016, carried interest rates varying from 3.25% to 9.50% and will mature at various dates through November 2046.

Tax Deferrals
As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through Before-Tax Contributions and Company contributions and rollovers, as well as the investment earnings on such amounts, are not subject to federal income tax until distributed to the participant. After-Tax Contributions are taxed when contributed, with earnings taxed upon distribution. Roth Contributions are taxed when contributed, and earnings on Roth Contributions and rolled-in Roth amounts qualify for tax-free distribution if a participant (i) reaches age 59-1/2, dies or becomes disabled (as defined by federal law) and (ii) has a Roth Contribution account with the Plan (or another plan from which a direct rollover of Roth contributions is received) for at least five taxable years. If those conditions are not met, earnings on Roth Contributions are taxed when distributed. Amounts that are converted to Roth status through an in-plan Roth conversion are taxed when converted (with the exception of After-Tax Contributions; however, earnings on After-Tax Contributions are subject to tax when converted), and thereafter are subject to the Roth taxation rules.

Distributions and Withdrawals
Upon termination of employment due to disability, death or retirement at or after attainment of the Plan’s normal retirement age (65), participants or their beneficiaries are fully vested and eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. When employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a lump sum cash amount, American Express Company common shares, if applicable, shares of any investment available through the Self-Directed Brokerage Account (“SDA”), if applicable, or a combination of cash and shares. If the account balance is greater than $1,000, a participant may elect to defer distribution until April 1st of the year following the year in which the participant attains age 70-1/2. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment. Participants may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Distributions and withdrawals are recorded when paid. Distributions may be rolled over to a qualified Individual Retirement Account (“IRA”) or other qualified employer retirement plan, if that plan allows rollovers.

Expenses
The Company, in its discretion, may pay certain administrative expenses, with any expenses not paid by the Company being charged to the Plan.  Expenses related to separately managed investment funds are generally paid out of the applicable investment funds.  Fees, commissions, and other charges and administrative expenses that are attributable to the investment funds as a whole are generally paid from the Plan. All such expenses that are paid by the Plan are included within the administrative expenses on the Statement of Changes in Net Assets Available for Benefits.  Fees and expenses incurred indirectly by the Plan from the underlying mutual funds and collective trusts in which the Plan may invest are not included in the Statement of Changes in Net Assets Available for Benefits as expenses, but reduce the asset value of that mutual fund or collective trust.  Additional expenses are associated with the SDA, and participants electing to invest through the SDA are charged directly for these fees through their SDA.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Effective January 1, 2016, Wells Fargo Institutional Retirement & Trust reduced fees charged to the Plan for recordkeeping of participant accounts, as well as trust and custody of plan assets, and the Plan’s fee structure was changed to provide for a flat per-participant fee rather than an asset-based fee for recordkeeping services. Also effective January 1, 2016, the Plan’s investment adviser, NEPC, LLC restructured its fees to receive a higher proportion of its compensation in the form of a flat fee and reduced the asset-based fees charged to the Plan’s Retirement Funds.

2.	Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Accounting estimates are an integral part of the financial statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to fair value measurements. These accounting estimates reflect the best judgment of management, but actual results could differ.

Investment Valuation and Income Recognition

Investments are generally reported at fair value, with the exception of fully benefit responsive investment contracts, which are reported at contract value.  Investments traded on securities exchanges, including common and preferred stocks, are valued at the year-end closing market prices or, in the absence of a closing price, the last reported trade price at the financial statement date. The fair value of the Plan’s corporate debt instruments, U.S. Government and agency securities, municipal bonds and foreign bonds, are valued using a variety of observable market inputs, depending on the type of security being priced, and are obtained from pricing services engaged by the Plan’s Trustee.  See Note 3 (Fair Value Measurements) for a detailed discussion of the valuation techniques.

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.  As required by the Plan, all dividend and interest income is reinvested into the same investment option in which the dividends and interest income arose with the exception of the American Express Company Stock Fund, which is an investment option and an Employee Stock Ownership Plan (“ESOP”).  The ESOP holds shares of American Express Company stock on behalf of participants.  Dividends are automatically reinvested in the American Express Company Stock Fund, unless participants elect that the dividends paid with respect to their interest in the fund be distributed in cash in the form of withdrawal payments.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Subsequent Events

The Plan has evaluated subsequent events for potential recognition and disclosure through the date the financial statements were issued.  The Company made certain changes to the Plan effective January 1, 2017, including the increase in the Company Matching Contribution to 6% of Total Pay, the phase-out of the Conversion Contributions and the implementation of automatic enrollment for new employees hired for the first time on or after January 1, 2017.  These changes are discussed in Note 1 (Contributions).

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Recently Issued Accounting Standards

In May 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-07, which provided guidance on fair value measurement.  The guidance eliminates the requirement for the Plan to categorize investments using the Net Asset Value practical expedient in the fair value hierarchy table; however, the fair value of these investments must still be disclosed separately.  The guidance, which requires retrospective application, has been applied for the plan years ended December 31, 2016 and 2015 and did not have a material impact on the Plan’s financial statements.

In July 2015, the FASB issued new accounting guidance on defined contribution plan accounting that is required to be applied retrospectively and is effective for plan years beginning January 1, 2016. The guidance, which is summarized into three parts, provides a number of changes aimed to simplify the accounting and disclosure requirements of retirement plan financial statements. The Plan elected to early adopt Part I (Fully Benefit-Responsive Investment Contracts) and Part II (Plan Investment Disclosure) in the financial statements for the year ending December 31, 2015, with no material impact on the Plan’s financial statements and related disclosures.  Part III (Measurement Date Practical Expedient) which specifies that Plan assets will be allowed to be measured on a month-end date that is closest to a plan’s fiscal year-end when its year-end does not coincide with a month-end was not early adopted but does not have any impact on the Plan’s financial statements as the Plan year-end coincides with a month-end.

3.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date, based on the Plan’s principal or, in the absence of a principal, most advantageous market for the specific asset or liability.

GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:

•	Level 1 – Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan can access.

•
Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

–	Quoted prices for similar assets or liabilities in active markets;
–	Quoted prices for identical or similar assets or liabilities in markets that are not active;
–	Inputs other than quoted prices that are observable for the asset or liability; and
–	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3 – Inputs that are unobservable and reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows).

The Plan monitors the market conditions and evaluates the fair value hierarchy levels at least annually. For any transfers in and out of the levels of the fair value hierarchy, the Plan elects to disclose the fair value measurement at the beginning of the reporting period during which the transfer occurred.

The Plan, in partnership with a third-party, corroborates the prices provided by its Trustee’s pricing services to test their reasonableness by comparing their prices to valuations from different pricing sources as well as comparing prices to the sale prices received from sold securities. In instances where price discrepancies are identified between different pricing sources, the Plan would evaluate such discrepancies to ensure that the prices used for its calculation represent the fair value of the underlying investment securities.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Financial Assets Carried at Fair Value
Financial assets disclosed in the tables below represent two types of assets. Assets held in funds (either mutual funds or common/collective trusts) are disclosed in the table according to the appropriate fund category (the underlying securities of those funds are not disclosed separately).  Assets held in separate accounts (which are wholly owned by the Plan) are disclosed according to the appropriate category of the individual securities of those separately managed accounts; these individual securities include common stocks and fixed income securities.  As such, the classification of financial assets in the table does not correspond to the classification of the investment options available to Plan participants, as discussed in Note 4 (Investments).

The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2016:

Description (Thousands)	Total	Level 1	Level 2
Money market funds	$55,245	$55,245	$	―
Corporate debt instruments	76,738	―		76,738
Common stocks	1,777,962	1,777,962		―
Common/Collective trusts	672,722	―		672,722
U.S. Government and agency obligations	168,684	―		168,684
Mutual funds	747,142	747,142		―
Self-directed brokerage accounts	134,956	134,956		―
Other investments	92,912	―		92,912
Total assets in the fair value hierarchy	$3,726,361	$2,715,305		$1,011,056
Common/collective trusts measured at net asset value ("NAV")	187,883
Total investments, at fair value	$3,914,244

The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2015:

Description (Thousands)	Total	Level 1	Level 2
Money market funds	$56,157	$56,157	$	―
Corporate debt instruments	55,244	―		55,244
Common stocks	1,805,722	1,805,722		―
Common/Collective trusts	614,626	―		614,626
U.S. Government and agency obligations	181,742	―		181,742
Mutual funds	686,769	686,769		―
Self-directed brokerage accounts	136,764	136,762		2
Other investments	76,028	―		76,028
Total assets in the fair value hierarchy	$3,613,052	$2,685,410		$927,642
Common/collective trusts measured at NAV	182,074
Total investments, at fair value	$3,795,126

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements

There were no transfers between levels for the years ended December 31, 2016 and 2015 with the exception of transfers out of the leveling hierarchy due to the adoption of ASU 2015-07, as discussed in Note 2 (Summary of Significant Accounting Policies).

Valuation Techniques Used in the Fair Value Measurement of Financial Assets Carried at Fair Value
For the financial assets measured at fair value on a recurring basis (categorized in the valuation hierarchy table above), the Plan applies the following valuation techniques:

Level 1:
•	Money market funds are valued at NAV, which represents the exit price.
•
Investments in American Express Company common stock, other stock and active publicly traded equity securities are valued at the official closing price of U.S. public exchanges or, if there is no official closing price that day, at the last reported trade price at the financial statement date.

•
Mutual funds held within the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission under the Investment Company Act of 1940. These investments are required to make publicly available the daily NAV of the fund and to transact at this price. Hence, open-end mutual funds transact at quoted prices. In addition, the mutual funds held by the Plan are actively traded.

•
Self-directed brokerage accounts are primarily comprised of common stock, mutual funds and corporate debt instruments and are valued at fair value using the corresponding valuation techniques as previously described.

Level 2:
•
The fair values for the Plan’s corporate debt instruments, U.S. Government and agency obligations (which also include state and local government obligations) and Other investments (asset-backed securities, foreign sovereign debt and private placement bonds), are obtained primarily from pricing services engaged by the Plan’s Trustee. The fair values provided by the pricing service are estimated using pricing models, where the inputs to those models are based on observable market inputs or recent trades of similar securities. The inputs to the valuation techniques applied by the pricing service vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes, all with reasonable levels of transparency.  The Trustee does not apply any adjustments to the pricing models used. In addition, the Plan did not apply any adjustments to the prices received from the pricing services for 2016 and 2015.  The Plan reaffirms its understanding of the valuation techniques used by the Trustee’s pricing services at least annually. The Plan classifies the prices obtained from the pricing services within Level 2 of the fair value hierarchy because the underlying inputs are directly observable from active markets or recent trades of similar securities in inactive markets. However, the pricing models used do entail a certain amount of subjectivity, and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.

Level 3:
There are no Level 3 securities held by the Plan.
Common collective trusts:
•
Common/collective trusts are investment funds formed by the pooling of investments by institutional investors, such as a group of not necessarily affiliated pension or retirement plans, typically with the intention of achieving cost savings over similar investment options such as mutual funds. Common/collective trusts are similar to mutual funds, with a named investment manager and documented investment objective.  These investments, however, are not registered with the SEC (unlike mutual funds, which are registered with the SEC), and participation is not open to the public.  The NAV is measured by the custodian or investment manager as of the close of regular daily trading and is corroborated with observable inputs provided by pricing services for the securities, to the extent the NAV is made publicly available, these common/collective trusts are classified within level 2 of the fair value hierarchy.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements

The fair values of the financial instruments are estimates based upon the market conditions and perceived risks as of December 31, 2016 and 2015, and require management judgment. The Plan’s valuation techniques used to measure the fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different techniques to determine the fair value of these types of investments could result in different estimates of fair value at the reporting date.

4.	Investments

The investment options available to participants include nine core investment options (the “Core Investment Options”), of which five are actively managed and four are passively managed (also known as index funds). In addition, target date funds (the “Retirement Funds”) that invest in a mix of the actively managed Core Investment Options based on target retirement dates are also available.  Additional investment options include an SDA and the American Express Company Stock Fund. A participant may currently elect to invest contributions in any combination of investment options in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open.  Participants are only able to allocate 10% of their future contributions to the American Express Company Stock Fund, and transfers of balances from other investment options into the American Express Company Stock Fund are only permitted to the extent the participant’s investment in the American Express Company Stock Fund after the transfer does not exceed 10% of the participant’s overall Plan balance.  Special rules and restrictions may apply to the SDA.

A brief description of the investment options available to participants at December 31, 2016, is set forth below:

Core Investment Options
RSPIC has created five actively managed Core Investment Options to provide diversified and actively managed options to participants. Four of these actively managed Core Investment Options (The Diversified Bond Fund, The U.S. Large-Cap Equity Fund, The U.S. Small/Mid-Cap Equity Fund, and The International Equity Fund) represent a broad asset class (e.g., U.S. Large-Cap Equity, U.S. Small/Mid-Cap Equity, Bonds, etc.) using several active managers within each Fund. These actively managed Core Investment Options seek to outperform a broad market index by buying and selling a limited number of investments (stocks, bonds, or other investments) using the underlying investment managers’ investment management skills.

The actively managed Stable Value Fund invests in diversified pools of U.S. Government and agency fixed income securities together with book value wrap agreements issued by creditworthy insurance companies or banks with the objective to protect a participant’s original investment while offering a competitive rate of interest with minimum risk.

The Stable Value Fund holds a portfolio of book value wrap contracts that are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of units of common/collective trusts, fixed income strategies and a portfolio of actively managed fixed income securities, referred to as the Stable Value Fund assets. Under the book value wrap contracts, the book value wrap provider is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Stable Value Fund assets. A portion of the Stable Value Fund assets are held in a separate account at MetLife as a condition for MetLife to provide its life insurance separate account contract, which provides similar participant benefit payments as a book value wrap contract.  The assets in the MetLife separate account are not subject to the liabilities of the general account of MetLife. While the contracts are designed to protect the Stable Value Fund against interest rate risk, the Stable Value Fund is still exposed to risk if issuers of the Stable Value Fund assets default on payment of interest or principal, but this risk is mitigated because all Stable Value Fund assets are backed by the U.S. government. The contracts may not cover participant benefit payments at contract value upon the occurrence of certain events, described below, involving the Stable Value Fund, American Express as its plan sponsor (“Plan Sponsor”) or Ameriprise Trust Company, an affiliate of Ameriprise Financial, Inc., its investment manager.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are now required to be reported at contract value, rather than fair value on the Statements of Net Assets. Contract value is the relevant measure for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer and therefore also limit the ability of the Plan to transact at contract value with the participants of the Plan. These events may be different under each contract. Examples of such events include the following:

•	The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code;
•	Premature termination of the contracts;
•	Plan termination or merger;
•	Changes to the Plan’s administration of competing investment options; and
•	Bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

The Plan believes no such events are probable of occurring.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

•	An uncured violation of the Plan’s investment guidelines;
•	A breach of material obligation under the contract;
•	A material misrepresentation; and
•	A material amendment to the agreements without the consent of the issuer.

The Plan believes no such events are probable of occurring.

RSPIC has also created four passively-managed (index) Core Investment Options: The Diversified Bond Index Fund, The U.S. Large-Cap Equity Index Fund, The U.S. Small/Mid-Cap Equity Index Fund, and The International Equity Index Fund, which currently use a single index fund as the underlying investment in each Fund. Each passively-managed Core Investment Option seeks to mirror the investments and track the performance of a broad market index that includes hundreds or thousands of stocks or bonds.

Self-Directed Accounts
The SDA gives participants the opportunity to invest in a wide variety of mutual funds in addition to the specific investment options mentioned above. Participants may request a Prospectus for any of the funds available through the SDA.

American Express Company Stock Fund
The Plan Document requires that this Fund be offered as an investment option under the Plan, subject to compliance with ERISA.  The American Express Company Stock Fund is an ESOP. This Fund invests primarily in American Express Company common shares and holds a small amount of cash or other short-term cash equivalents to meet requests for investment transfers, withdrawals, and distributions.  Participants have full voting rights for the common shares underlying the units that are allocated to the American Express Company Stock Fund.

A full, detailed description of the Plan’s investment options, and associated terms and conditions, is available to all participants.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements

5.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

On October 16, 2015, a putative class action, captioned Houssain v. American Express Company, et al., was filed in the United States District Court for the Southern District of New York under the ERISA relating to disclosures of the Costco cobrand relationship. On May 10, 2016, the plaintiff filed an amended complaint naming certain officers of the Company as defendants and alleging that the defendants violated certain ERISA fiduciary obligations by, among other things, allowing the investment of the Plan assets in American Express common stock when American Express common stock was not a prudent investment and misrepresenting and failing to disclose material facts to Plan participants in connection with the administration of the Plan.  The amended complaint seeks, among other remedies, an unspecified amount of damages.  The defendants moved to dismiss the amended complaint on May 31, 2016.

6.	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated November 21, 2016, stating that the Plan is qualified under section 401(a) of the Code, and therefore, the related trust is exempt from taxation.  The Plan has been amended after the period covered by the determination letter, including those amendments described in Note 1 (Contributions).  Although the Plan has been amended since receiving the determination letter, the Company believes the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified, the related trust is tax-exempt, and the Plan satisfies the requirements of Section 4975(e)(7) of the Code.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is no longer subject to examination for tax years prior to 2014, which is the earliest open year for U.S. federal tax purposes.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2016 and 2015:

(Thousands)	2016	2015
Net assets available for benefits per the financial statements	$4,618,201	$4,485,917
Difference between contract value and fair value of fully benefit-responsive investment contracts	(633)	1,061
Loans deemed distributed	(782)	(980)
Net assets available for benefits per the Form 5500	$4,616,786	$4,485,998

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements

The following is a reconciliation of net income per the financial statements to Form 5500 for the year ended December 31, 2016:

(Thousands)	2016
Net Increase in net assets available for benefits per the financial statements	$132,284
Adjustment for difference between contract value and fair value of fully benefit-responsive investment contracts	(1,694)
Change in deemed distributions of participant loans	198
Net income per the Form 5500	$130,788

8.	Related Parties and Parties-In-Interest Transactions

The Plan allows for transactions with, and certain investments in, certain parties that may perform services for, or have fiduciary responsibilities to, the Plan, including Wells Fargo Bank, N.A., the Trustee, and its affiliates as well as investment managers appointed by RSPIC. Transactions with these parties are considered party-in-interest transactions, but not considered prohibited transactions under ERISA.  As noted in Supplemental Schedule H, Line 4i, the Plan held investments with parties-in-interest in Wells Fargo Bank, N.A. and its affiliates, Ameriprise Financial, Inc. and its affiliates, J.P. Morgan Investment Management, Inc. and its affiliates, and the Vanguard Group and Vanguard Fiduciary Trust as of both December 31, 2016 and 2015, and Fidelity Investment Management as of December 31, 2016.  Notes Receivable from Participants, as discussed in Note 1 (Description of the Plan), are also considered party-in-interest transactions.

Additionally, the Company is considered a party-in-interest as well as a related party. As of December 31, 2016 and 2015, the Plan held 6,771,431 shares of American Express Company common stock valued at $502 million and 7,348,437 shares valued at $511 million, respectively. During the 2016 plan year the Plan acquired 135,476 shares of American Express Company common stock valued at $8 million through dividend reinvestments and sold 510,018 shares valued at $33 million.  Effective October 1, 2016, the Plan began reimbursing the Company for salary and benefits costs associated with a Company employee for time spent solely providing services to the Plan.

SUPPLEMENTAL SCHEDULES

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
for the Year Ended December 31, 2016

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included □	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Corrected in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$187		$187

In 2015, the Company untimely remitted a contribution deducted from a participant’s paycheck. The Company remitted the delinquent participant contribution to the Plan on December 9, 2015 and restored lost earnings on February 8, 2016.

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	Money Market Funds
*	FIDELITY MM GOVT PORTFOLIO #57	55,245	55,245

	Corporate Debt Instruments
	21ST CENTY FOX AMER 7.625% 11/30/28	300	385
	ABBOTT LABORATORIES 3.400% 11/30/23	71	72
	ABBVIE INC 3.200% 11/06/22	200	200
	ABBVIE INC 4.500% 5/14/35	390	383
	ACCESS MIDSTREAM PAR 4.875% 5/15/23	110	112
	ACE INA HOLDINGS 2.700% 3/13/23	200	198
	ACE INA HOLDINGS 2.875% 11/03/22	47	47
	ACE INA HOLDINGS 3.350% 5/03/26	30	30
	ACTAVIS FUNDING SCS 4.550% 3/15/35	35	35
	AETNA INC 2.800% 6/15/23	42	41
	AETNA INC 4.250% 6/15/36	32	32
	AGL CAPITAL CORP 5.250% 8/15/19	180	193
	AGRIUM INC 3.375% 3/15/25	230	223
	AGRIUM INC 4.125% 3/15/35	300	275
	AIR LEASE CORP 2.125% 1/15/20	120	118
	AIR LEASE CORP 3.000% 9/15/23	81	77
	AIR LEASE CORP 3.875% 4/01/21	50	51
	ALABAMA POWER CO 5.700% 2/15/33	200	237
	ALLERGAN INC 2.800% 3/15/23	620	594
	AMAZON.COM INC 3.800% 12/05/24	200	210
	AMAZON.COM INC 4.800% 12/05/34	150	165
	AMER AIRLINE 16-3 AA 3.000% 10/15/28	234	222
	AMERADA HESS CORP 7.300% 8/15/31	120	140
	AMERICAN HONDA FINAN 2.150% 3/13/20	100	100
	AMERICAN HONDA FINAN 2.450% 9/24/20	99	100
	AMERICAN INTL GROUP 3.875% 1/15/35	200	188
	AMERICAN INTL GROUP 4.125% 2/15/24	200	208
	AMERICAN TOWER CORP 2.250% 1/15/22	100	96
	AMERICAN TOWER CORP 3.375% 10/15/26	56	53
	AMERICAN WATER CAPIT 3.400% 3/01/25	152	156
*	AMERIPRISE FINANCIAL 2.875% 9/15/26	89	85
	AMERN AIRLINE 16-2 3.650% 6/15/28	22	22
	AMGEN INC 3.625% 5/15/22	465	481
	ANALOG DEVICES INC 3.125% 12/05/23	61	61
	ANALOG DEVICES INC 4.500% 12/05/36	45	45

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	ANHEUSER-BUSCH INBEV 3.300% 2/01/23	636	647
	ANHEUSER-BUSCH INBEV 4.700% 2/01/36	448	471
	AON PLC 3.500% 6/14/24	100	100
	AON PLC 3.875% 12/15/25	57	58
	AON PLC 4.000% 11/27/23	150	156
	APPLE INC 2.700% 5/13/22	516	519
	APPLE INC 3.250% 2/23/26	80	80
	APPLE INC 3.450% 5/06/24	95	98
	APPLE INC 3.850% 8/04/46	129	124
	APPLE INC 4.500% 2/23/36	72	77
	ARC PROP OPER PART 4.600% 2/06/24	155	156
	ARCH CAPITAL FINANCE 4.011% 12/15/26	19	19
	ARCH CAPITAL FINANCE 5.031% 12/15/46	44	46
	AT&T INC 3.000% 6/30/22	290	285
	AT&T INC 3.600% 2/17/23	354	357
	AT&T INC 4.550% 3/09/49	394	356
	AT&T INC 5.350% 9/01/40	300	308
	AVALONBAY COMMUNITIE 2.850% 3/15/23	90	88
	AVALONBAY COMMUNITIE 3.500% 11/15/24	40	40
	AVALONBAY COMMUNITIE 3.900% 10/15/46	15	14
	BALTIMORE GAS & ELEC 3.500% 8/15/46	70	63
	BANK OF AMERICA CORP 2.625% 10/19/20	450	450
	BANK OF AMERICA CORP 3.300% 1/11/23	800	803
	BANK OF AMERICA CORP 3.875% 8/01/25	582	592
	BANK OF AMERICA CORP 3.950% 4/21/25	300	299
	BANK OF AMERICA CORP 6.875% 4/25/18	600	638
	BANK OF MONTREAL 1.500% 7/18/19	78	77
	BANK OF NOVA SCOTIA 1.700% 6/11/18	450	450
	BANK OF NY MELLON CO 2.200% 8/16/23	100	95
	BANK OF NY MELLON CO 2.450% 11/27/20	78	78
	BANK OF NY MELLON CO 2.500% 4/15/21	55	55
	BANK OF NY MELLON CO 2.600% 8/17/20	229	231
	BARCLAYS PLC 3.200% 8/10/21	317	313
	BARCLAYS PLC 4.375% 1/12/26	200	203
	BAXALTA INC 3.600% 6/23/22	50	50
	BAXALTA INC 5.250% 6/23/45	22	23
	BB&T CORPORATION 2.625% 6/29/20	350	353
	BECTON DICKINSON AND 2.675% 12/15/19	131	133
	BED BATH & BEYOND IN 4.915% 8/01/34	150	150
	BELLSOUTH CORP 6.550% 6/15/34	300	329
*	BERKSHIRE HATHAWAY 2.750% 3/15/23	125	125

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
*	BERKSHIRE HATHAWAY 5.750% 1/15/40	300	369
	BHP FIN USA LTD 6.420% 3/01/26	300	368
	BIOGEN INC 3.625% 9/15/22	80	82
	BIOGEN INC 5.200% 9/15/45	43	46
	BOARDWALK PIPELINES 4.950% 12/15/24	100	103
	BOARDWALK PIPELINES 5.950% 6/01/26	25	27
	BOSTON PROPERTIES LP 2.750% 10/01/26	42	38
	BOSTON PROPERTIES LP 3.125% 9/01/23	30	29
	BOSTON PROPERTIES LP 3.650% 2/01/26	74	73
	BP CAPITAL MARKETS 3.017% 1/16/27	35	34
	BP CAPITAL MARKETS 3.119% 5/04/26	40	39
	BP CAPITAL MARKETS 3.245% 5/06/22	200	204
	BP CAPITAL MARKETS 3.814% 2/10/24	200	208
	BRIXMOR OPERATING PA 3.850% 2/01/25	50	49
	BROWN-FORMAN CORP 4.500% 7/15/45	45	47
	BUCKEYE PARTNERS LP 4.150% 7/01/23	34	34
	BUCKEYE PARTNERS LP 4.350% 10/15/24	40	41
	BUCKEYE PARTNERS LP 4.875% 2/01/21	425	451
	BUCKEYE PARTNERS LP 5.850% 11/15/43	195	201
	BUNGE LTD FINANCE CO 3.250% 8/15/26	28	27
	BUNGE LTD FINANCE CO 3.500% 11/24/20	81	82
	BURLINGTN NORTH SANT 3.000% 3/15/23	400	405
	BURLINGTN NORTH SANT 3.650% 9/01/25	100	105
	BURLINGTN NORTH SANT 4.400% 3/15/42	50	52
	CANADIAN NATL RESOUR 5.850% 2/01/35	100	106
	CANADIAN PACIFIC RR 6.125% 9/15/15	64	77
	CAPITAL ONE FINANCIA 3.500% 6/15/23	200	201
	CAPITAL ONE FINANCIA 3.750% 7/28/26	88	85
	CAPITAL ONE FINANCIA 4.200% 10/29/25	175	176
	CAPITAL ONE NA 2.350% 8/17/18	250	251
	CARDINAL HEALTH INC 3.750% 9/15/25	45	46
	CARDINAL HEALTH INC 4.900% 9/15/45	39	41
	CATERPILLAR FINANCIA 1.700% 6/16/18	250	250
	CATERPILLAR INC 6.050% 8/15/36	300	375
	CBS CORP 4.000% 1/15/26	292	297
	CELGENE CORP 3.625% 5/15/24	173	174
	CELGENE CORP 5.000% 8/15/45	91	95
	CENOVUS ENERGY INC 3.800% 9/15/23	150	146
	CHARTER COMM OPT LLC 4.464% 7/23/22	182	190
	CHARTER COMM OPT LLC 6.384% 10/23/35	52	59
	CHARTER COMM OPT LLC 6.834% 10/23/55	70	82

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	CHEVRON CORP 2.566% 5/16/23	210	207
	CISCO SYSTEMS INC 1.850% 9/20/21	70	68
	CISCO SYSTEMS INC 2.200% 2/28/21	150	150
	CISCO SYSTEMS INC 2.950% 2/28/26	73	72
	CISCO SYSTEMS INC 3.000% 6/15/22	139	142
	CITIGROUP INC 1.800% 2/05/18	600	600
	CITIGROUP INC 2.150% 7/30/18	329	330
	CITIGROUP INC 3.200% 10/21/26	65	62
	CITIGROUP INC 4.125% 7/25/28	91	90
	CITIGROUP INC 4.400% 6/10/25	118	121
	CITIGROUP INC 4.650% 7/30/45	117	123
	CITIGROUP INC 4.750% 5/18/46	100	100
	CITIZENS BANK NA/RI 2.550% 5/13/21	250	248
	CITIZENS FINANCIAL 2.375% 7/28/21	20	20
	CITIZENS FINANCIAL 4.300% 12/03/25	47	48
	CLEVELAND ELECTRIC 5.950% 12/15/36	40	44
	CME GROUP INC 3.000% 3/15/25	200	200
	CMS ENERGY CORP 2.950% 2/15/27	39	37
	CMS ENERGY CORP 3.875% 3/01/24	130	135
	CNOOC FINANCE 2013 3.000% 5/09/23	400	386
	CNOOC FINANCE 2014 4.250% 4/30/24	300	307
	COMCAST CORP 2.750% 3/01/23	205	204
	COMCAST CORP 3.200% 7/15/36	200	180
	COMCAST CORP 6.500% 11/15/35	123	158
	COMERICA BANK 4.000% 7/27/25	300	300
	COMMONWEALTH EDISON 3.650% 6/15/46	45	42
	COMMONWEALTH REIT 5.875% 9/15/20	350	374
	CONOCO INC 6.950% 4/15/29	300	377
	CONSOLIDATED EDISON 4.300% 12/01/56	161	161
	CONSUMERS ENERGY CO 3.250% 8/15/46	17	15
	CRED SUIS GP FUND LT 3.800% 9/15/22	598	603
	CROWN CASTLE INTL CO 2.250% 9/01/21	42	41
	CROWN CASTLE INTL CO 4.875% 4/15/22	70	75
	CSX CORP 6.000% 10/01/36	175	209
	CVS CAREMARK CORP 2.750% 12/01/22	60	59
	CVS CAREMARK CORP 4.000% 12/05/23	111	117
	CVS HEALTH CORP 2.125% 6/01/21	178	175
	DANAHER CORP 2.400% 9/15/20	36	36
	DDR CORP 3.625% 2/01/25	70	68
	DEUTSCHE BANK AG 2.950% 8/20/20	146	144
	DEUTSCHE BANK AG 3.375% 5/12/21	234	232

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	DISCOVER BANK 4.200% 8/08/23	250	260
	DISCOVERY COMMUNICAT 3.450% 3/15/25	120	115
	DOMINION GAS HLDGS 2.800% 11/15/20	112	113
	DOMINION RESOURCES 2.850% 8/15/26	76	71
	DOW CHEMICAL CO/THE 3.500% 10/01/24	200	202
	DTE ENERGY CO 3.300% 6/15/22	119	121
	DUKE ENERGY CAROLINA 3.900% 6/15/21	100	106
	DUKE ENERGY CORP 2.650% 9/01/26	43	40
	DUKE ENERGY CORP 6.000% 12/01/28	80	99
	DUKE ENERGY INDIANA 3.750% 5/15/46	80	75
	DUKE ENERGY OHIO INC 3.700% 6/15/46	46	43
	DUKE ENERGY PROGRESS 3.250% 8/15/25	53	54
	DUKE ENERGY PROGRESS 3.700% 10/15/46	54	51
	DUKE ENERGY PROGRESS 4.200% 8/15/45	130	132
	DUKE REALTY LP 3.250% 6/30/26	23	22
	EATON CORP 4.000% 11/02/32	170	168
	EBAY INC 2.600% 7/15/22	451	437
	ECOLAB INC 3.250% 1/14/23	88	90
	ECOPETROL SA 5.375% 6/26/26	104	103
	ECOPETROL SA 5.875% 9/18/23	128	135
	EDISON INTERNATIONAL 2.950% 3/15/23	100	99
	EMERSON ELECTRIC CO 6.000% 8/15/32	150	180
	ENBRIDGE INC 5.500% 12/01/46	50	54
	ENERGY TRANSFER PART 3.600% 2/01/23	70	69
	ENERGY TRANSFER PART 4.050% 3/15/25	136	135
	ENLINK MIDSTREAM PAR 4.150% 6/01/25	152	148
	ENLINK MIDSTREAM PAR 5.050% 4/01/45	80	73
	ENTERGY ARKANSAS INC 3.500% 4/01/26	31	32
	ENTERGY CORP 2.950% 9/01/26	31	29
	ENTERGY LOUISIANA LL 2.400% 10/01/26	59	55
	ENTERGY LOUISIANA LL 3.050% 6/01/31	57	54
	ENTERGY MISSISSIPPI 2.850% 6/01/28	50	47
	ENTERPRISE PRODUCTS 3.900% 2/15/24	200	206
	ENTERPRISE PRODUCTS 6.650% 10/15/34	300	361
	ENTERPRISE PRODUCTS 7.550% 4/15/38	90	116
	EOG RESOURCES INC 4.150% 1/15/26	60	63
	EOG RESOURCES INC 5.100% 1/15/36	94	102
	EQUIFAX INC 2.300% 6/01/21	30	29
	ERP OPERATING LP 2.850% 11/01/26	51	48
	ERP OPERATING LP 3.000% 4/15/23	100	99
	EXELON CORP 3.400% 4/15/26	63	62

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	EXELON GENERATION CO 4.250% 6/15/22	150	155
	EXELON GENERATION CO 6.250% 10/01/39	180	181
	EXPRESS SCRIPTS HOLD 3.000% 7/15/23	43	42
	EXPRESS SCRIPTS HOLD 4.500% 2/25/26	108	111
	EXPRESS SCRIPTS HOLD 4.800% 7/15/46	53	51
	EXXON MOBIL CORPORAT 2.726% 3/01/23	124	124
	EXXON MOBIL CORPORAT 4.114% 3/01/46	77	79
	FEDEX CORP 3.250% 4/01/26	45	45
	FEDEX CORP 4.100% 4/15/43	40	37
	FIFTH THIRD BANCORP 2.875% 7/27/20	188	190
	FLORIDA POWER & LIGH 3.125% 12/01/25	250	253
	FORD MOTOR COMPANY 7.450% 7/16/31	200	251
	FORD MOTOR CREDIT CO 2.240% 6/15/18	422	423
	FORD MOTOR CREDIT CO 3.200% 1/15/21	275	275
	FORD MOTOR CREDIT CO 4.134% 8/04/25	212	212
	FREEPORT-MCMORAN C 3.550% 3/01/22	250	233
	FREEPORT-MCMORAN COR 7.125% 11/01/27	250	255
	FREEPORT-MCMORAN INC 5.400% 11/14/34	192	161
	GE CAPITAL INTL FUND 3.373% 11/15/25	1,044	1,061
	GE CAPITAL INTL FUND 4.418% 11/15/35	394	413
	GENERAL ELEC CAP COR 3.100% 1/09/23	115	117
	GENERAL ELEC CAP COR 3.150% 9/07/22	287	293
	GENERAL ELEC CAP COR 6.750% 3/15/32	115	153
	GENERAL MOTORS CO 4.875% 10/02/23	35	37
	GENERAL MOTORS CO 6.600% 4/01/36	25	29
	GENERAL MOTORS FINL 3.100% 1/15/19	30	30
	GENERAL MOTORS FINL 3.200% 7/06/21	75	74
	GENERAL MOTORS FINL 3.200% 7/13/20	182	183
	GENERAL MOTORS FINL 4.000% 1/15/25	35	34
	GENERAL MOTORS FINL 4.000% 10/06/26	140	135
	GILEAD SCIENCES INC 2.500% 9/01/23	45	43
	GILEAD SCIENCES INC 3.700% 4/01/24	157	161
	GILEAD SCIENCES INC 4.000% 9/01/36	40	38
	GILEAD SCIENCES INC 4.600% 9/01/35	105	109
	GLAXOSMITHKLINE CAP 2.800% 3/18/23	150	150
	GOLDMAN SACHS GROUP 2.750% 9/15/20	44	44
	GOLDMAN SACHS GROUP 2.875% 2/25/21	240	241
	GOLDMAN SACHS GROUP 3.500% 11/16/26	150	147
	GOLDMAN SACHS GROUP 3.625% 1/22/23	800	817
	GOLDMAN SACHS GROUP 5.750% 1/24/22	500	562
	GOLDMAN SACHS GROUP 5.950% 1/18/18	359	374

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	GULF SOUTH PIPELINE 4.000% 6/15/22	300	304
	HALLIBURTON CO 4.850% 11/15/35	43	45
	HALLIBURTON COMPANY 3.500% 8/01/23	150	152
	HALLIBURTON COMPANY 6.700% 9/15/38	50	62
	HARRIS CORPORATION 3.832% 4/28/25	100	102
	HARRIS CORPORATION 4.854% 4/27/35	40	42
	HCP INC 4.000% 12/01/22	250	257
	HEALTH CARE REIT INC 4.000% 6/01/25	30	31
	HOME DEPOT INC 2.125% 9/15/26	26	24
	HOME DEPOT INC 3.000% 4/01/26	53	53
	HOME DEPOT INC 3.500% 9/15/56	18	16
	HONEYWELL INTERNATIO 2.500% 11/01/26	200	189
	HSBC HOLDINGS PLC 2.650% 1/05/22	220	215
	HSBC HOLDINGS PLC 7.350% 11/27/32	224	282
	HSBC USA INC 2.350% 3/05/20	400	397
	HSBC USA INC 2.750% 8/07/20	296	297
	HUNTINGTON BANCSHARE 2.300% 1/14/22	115	112
	HUNTINGTON NATIONAL 2.000% 6/30/18	250	250
	HUSKY ENERGY INC 3.950% 4/15/22	200	208
	INTEL CORP 3.700% 7/29/25	130	137
	INTEL CORP 4.100% 5/19/46	45	45
	INTERNATIONAL PAPER 3.000% 2/15/27	79	75
	INTL LEASE FINANCE 5.875% 8/15/22	150	163
	INTL PAPER CO 7.300% 11/15/39	50	64
	INVESCO FINANCE PLC 3.750% 1/15/26	78	79
	JOHN DEERE CAPITAL 1.600% 7/13/18	114	114
	JOHN DEERE CAPITAL 3.350% 6/12/24	179	183
	JOHNSON & JOHNSON 3.550% 3/01/36	42	42
	JOHNSON CONTROLS INT 3.900% 2/14/26	16	16
	JOHNSON CONTROLS INT 4.250% 3/01/21	150	158
	JOHNSON CONTROLS INT 5.125% 9/14/45	27	29
	KERR MCGEE CORP 7.875% 9/15/31	300	384
	KEYCORP 2.900% 9/15/20	62	63
	KIMBERLY-CLARK CORP 3.050% 8/15/25	50	50
	KRAFT FOODS GROUP IN 6.875% 1/26/39	300	377
	KRAFT HEINZ FOODS CO 3.950% 7/15/25	200	203
	KROGER CO 7.500% 4/01/31	300	404
	L-3 COMMUNICATIONS 3.850% 12/15/26	23	23
	LEGG MASON INC 4.750% 3/15/26	44	46
	LIBERTY PROPERTY LP 3.250% 10/01/26	27	26
	LINCOLN NATIONAL COR 4.200% 3/15/22	300	318

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	LOCKHEED MARTIN CORP 3.100% 1/15/23	43	43
	LOCKHEED MARTIN CORP 4.500% 5/15/36	150	159
	LOCKHEED MARTIN CORP 6.150% 9/01/36	93	116
	LOUISVILLE GAS & ELE 3.300% 10/01/25	71	72
	LOWE'S COMPANIES INC 6.875% 2/15/28	200	261
	LOWE'S COS INC 3.375% 9/15/25	42	43
	MACYS DEPT STORES CO 6.700% 7/15/34	106	116
	MACYS RETAIL HLDGS 4.500% 12/15/34	194	173
	MACYS RETAIL HLDGS 6.790% 7/15/27	420	469
	MAGELLAN MIDSTREAM 4.250% 2/01/21	250	265
	MARATHON OIL CORP 6.600% 10/01/37	150	164
	MARSH & MCLENNAN COS 3.750% 3/14/26	175	178
	MCDONALD'S CORP 4.700% 12/09/35	101	107
	MCDONALD'S CORP 6.300% 10/15/37	38	48
	MEAD JOHNSON NUTRITI 4.125% 11/15/25	120	123
	MEAD JOHNSON NUTRITI 4.600% 6/01/44	35	34
	METLIFE INC 3.600% 11/13/25	109	111
	METLIFE INC 4.368% 9/15/23	300	323
	MICROSOFT CORP 2.400% 8/08/26	100	94
	MICROSOFT CORP 4.000% 2/12/55	120	113
	MICROSOFT CORP 4.200% 11/03/35	77	81
	MICROSOFT CORP 4.750% 11/03/55	109	119
	MIDAMERICAN ENERGY 3.500% 10/15/24	146	151
	MOLSON COORS BREWING 3.000% 7/15/26	53	50
	MORGAN STANLEY 2.800% 6/16/20	757	763
	MORGAN STANLEY 3.875% 1/27/26	108	109
	MORGAN STANLEY 4.100% 5/22/23	500	513
	MORGAN STANLEY 5.500% 7/28/21	800	887
	MOSAIC CO 4.250% 11/15/23	330	333
	MYLAN INC 5.400% 11/29/43	50	47
	NATIONAL AUSTRALIA 1.875% 7/23/18	350	350
	NATIONAL RETAIL PROP 3.600% 12/15/26	62	61
	NATIONAL RETAIL PROP 4.000% 11/15/25	218	222
	NBCUNIVERSAL MEDIA 4.375% 4/01/21	150	162
	NOBLE ENERGY INC 5.625% 5/01/21	72	75
	NOBLE ENERGY INC 6.000% 3/01/41	100	111
	NORFOLK SOUTHERN COR 3.850% 1/15/24	88	92
	NORFOLK SOUTHERN COR 7.050% 5/01/37	35	47
	NORTHERN STATE PWR 6.250% 6/01/36	30	39
	NORTHERN STATE PWR- 6.200% 7/01/37	50	65
	NORTHROP GRUMMAN COR 3.200% 2/01/27	80	79

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	NUCOR CORP 4.000% 8/01/23	140	147
	OCCIDENTAL PETROLEUM 2.700% 2/15/23	80	79
	OCCIDENTAL PETROLEUM 3.500% 6/15/25	45	46
	OCCIDENTAL PETROLEUM 4.625% 6/15/45	26	27
	ONEOK PARTNERS LP 3.375% 10/01/22	31	31
	ONEOK PARTNERS LP 4.900% 3/15/25	100	107
	ONEOK PARTNERS LP 5.000% 9/15/23	69	75
	ONEOK PARTNERS LP 8.625% 3/01/19	50	56
	ORACLE CORP 2.400% 9/15/23	101	98
	ORACLE CORP 2.950% 5/15/25	200	196
	ORACLE CORP 3.850% 7/15/36	150	146
	ORACLE CORP 3.900% 5/15/35	400	395
	ORACLE CORP 4.300% 7/08/34	200	207
	ORACLE CORP 5.750% 4/15/18	100	106
	PACCAR FINANCIAL COR 1.300% 5/10/19	51	50
	PACCAR FINANCIAL COR 2.250% 2/25/21	60	59
	PACIFIC GAS & ELECTR 3.250% 6/15/23	190	194
	PACIFIC GAS & ELECTR 3.500% 6/15/25	109	112
	PACIFIC GAS & ELECTR 6.050% 3/01/34	100	125
	PEMEX PROJ FDG MASTE 6.625% 6/15/35	250	246
	PENTAIR FINANCE SA 2.900% 9/15/18	141	143
	PENTAIR FINANCE SA 4.650% 9/15/25	50	51
	PEPSICO INC 3.100% 7/17/22	104	107
	PEPSICO INC 3.450% 10/06/46	70	64
	PEPSICO INC 4.600% 7/17/45	47	51
	PEPSICO INC 4.875% 11/01/40	20	22
	PETRO-CANADA 5.950% 5/15/35	300	353
	PFIZER INC 3.000% 12/15/26	105	104
	PHILIPS ELECTRONICS 3.750% 3/15/22	200	208
	PHILLIPS 66 PARTNERS 3.550% 10/01/26	15	15
	PHILLIPS 66 PARTNERS 4.900% 10/01/46	40	38
	PLAINS ALL AMER PIPE 4.650% 10/15/25	450	465
	PNC BANK NA 2.950% 1/30/23	505	498
	POTASH CORP-SASKATCH 3.000% 4/01/25	150	141
	PRECISION CASTPARTS 3.250% 6/15/25	80	81
	PRECISION CASTPARTS 4.375% 6/15/45	80	84
	PROGRESS ENERGY INC 7.000% 10/30/31	50	65
	PROGRESSIVE CORP 2.450% 1/15/27	88	82
	PROLOGIS LP 3.750% 11/01/25	38	39
	PROV ST JOSEPH HLTH 2.746% 10/01/26	28	27
	PUBLIC SERVICE COLOR 3.550% 6/15/46	27	25

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	PUBLIC SERVICE ELECT 2.250% 9/15/26	70	65
	QUEST DIAGNOSTICS IN 3.450% 6/01/26	20	20
	RABOBANK NEDERLAND 3.875% 2/08/22	150	158
	RABOBANK NEDERLAND 4.625% 12/01/23	250	263
	REALTY INCOME CORP 3.875% 7/15/24	250	255
	REGIONS FINANCIAL CO 3.200% 2/08/21	75	76
	REPUBLIC SERVICES IN 3.550% 6/01/22	150	156
	RIO TINTO FIN USA LT 3.500% 3/22/22	13	13
	ROGERS CABLE INC 8.750% 5/01/32	170	232
	ROPER TECHNOLOGIES 3.000% 12/15/20	25	25
	ROPER TECHNOLOGIES 3.800% 12/15/26	29	29
	ROYAL BANK OF CANADA 1.800% 7/30/18	250	251
	RYDER SYSTEM INC 2.650% 3/02/20	150	151
	RYDER SYSTEM INC 2.875% 9/01/20	57	58
	SAN DIEGO G & E 6.125% 9/15/37	80	103
	SANTANDER ISSUANCES 5.179% 11/19/25	200	202
	SANTANDER UK GROUP 2.875% 10/16/20	170	168
	SBC COMMUNICATIONS 6.150% 9/15/34	70	76
	SHELL INTERNATIONAL 2.250% 11/10/20	89	89
	SHELL INTERNATIONAL 2.500% 9/12/26	73	68
	SHELL INTERNATIONAL 2.875% 5/10/26	230	222
	SHELL INTERNATIONAL 4.000% 5/10/46	222	212
	SHELL INTERNATIONAL 4.125% 5/11/35	250	255
	SHIRE ACQ INV IRELAN 2.875% 9/23/23	83	79
	SIMON PROPERTY GROUP 3.750% 2/01/24	260	269
	SOUTHERN CALIF GAS 3.200% 6/15/25	150	153
	SOUTHERN CO GAS CAPI 2.450% 10/01/23	21	20
	SOUTHERN CO GAS CAPI 3.950% 10/01/46	26	24
	SOUTHERN POWER CO 5.150% 9/15/41	70	70
	SOUTHWEST GAS CORP 3.800% 9/29/46	49	44
	SOUTHWESTERN ELEC PO 2.750% 10/01/26	200	189
	SOUTHWESTERN PUBLIC 4.500% 8/15/41	30	32
	SPECTRA ENERGY CAPIT 3.300% 3/15/23	200	193
	STARBUCKS CORP 4.300% 6/15/45	60	63
	STATE STREET CORP 3.550% 8/18/25	235	241
	STATOIL ASA 2.450% 1/17/23	300	293
	STRYKER CORP 3.500% 3/15/26	20	20
	SUMITOMO MITSUI BANK 1.950% 7/23/18	350	350
	SUMITOMO MITSUI FINL 2.442% 10/19/21	53	52
	SUNOCO LOGISTICS PAR 4.250% 4/01/24	250	252
	SUNOCO LOGISTICS PAR 5.950% 12/01/25	160	178

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	SUNTRUST BANK 3.300% 5/15/26	200	193
	SUNTRUST BANKS INC 2.900% 3/03/21	59	60
	SVENSKA HANDELSBANKE 2.400% 10/01/20	250	249
	SYNCHRONY FINANCIAL 3.700% 8/04/26	177	170
	SYSCO CORPORATION 3.750% 10/01/25	44	45
	TEVA PHARMACEUTICALS 2.200% 7/21/21	71	68
	TEVA PHARMACEUTICALS 2.800% 7/21/23	187	177
	TEVA PHARMACEUTICALS 4.100% 10/01/46	16	14
	TEXTRON INC 4.300% 3/01/24	110	114
	THERMO FISHER SCIENT 2.950% 9/19/26	42	40
	THERMO FISHER SCIENT 3.000% 4/15/23	45	44
	THOMSON REUTERS CORP 4.300% 11/23/23	120	126
	TIME WARNER CO INC 7.570% 2/01/24	250	309
	TIME WARNER ENTMT 8.375% 7/15/33	100	131
	TIME WARNER INC 3.550% 6/01/24	100	99
	TIME WARNER INC 6.625% 5/15/29	94	115
	TOLEDO EDISON COMPAN 6.150% 5/15/37	50	59
	TORONTO-DOMINION BAN 1.750% 7/23/18	210	210
	TORONTO-DOMINION BAN 2.500% 12/14/20	180	181
	TOTAL CAPITAL INTL 2.700% 1/25/23	400	396
	TOTAL SYSTEM SERVICE 3.750% 6/01/23	91	90
	TOYOTA MOTOR CREDIT 2.100% 1/17/19	133	134
	TOYOTA MOTOR CREDIT 2.800% 7/13/22	200	202
	TRANS-CANADA PIPELIN 3.125% 1/15/19	112	114
	TRANS-CANADA PIPELIN 4.875% 1/15/26	139	154
	TRANS-CANADA PIPELIN 6.200% 10/15/37	60	74
	TRI-STATE GENERATION 4.250% 6/01/46	37	36
	TYSON FOODS INC 4.875% 8/15/34	150	153
	UDR INC 2.950% 9/01/26	32	30
	UNION CARBIDE CORP 7.750% 10/01/96	110	133
	UNITED AIR 2016-1 A 3.450% 7/07/28	84	82
	UNITEDHEALTH GROUP 1.700% 2/15/19	73	73
	UNITEDHEALTH GROUP 3.100% 3/15/26	100	99
	UNITEDHEALTH GROUP 3.350% 7/15/22	84	87
	UNITEDHEALTH GROUP 4.625% 7/15/35	124	135
	US BANCORP 2.350% 1/29/21	350	351
	VENTAS REALTY LP 4.125% 1/15/26	34	35
	VENTAS REALTY LP/CAP 3.250% 8/15/22	200	202
	VERIZON COMMUNICATIO 2.625% 2/21/20	350	353
	VERIZON COMMUNICATIO 4.272% 1/15/36	50	48
	VERIZON COMMUNICATIO 5.050% 3/15/34	670	706

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	VERIZON COMMUNICATIO 5.150% 9/15/23	700	774
	VIACOM INC 4.850% 12/15/34	150	134
	VODAFONE GROUP PLC 2.950% 2/19/23	170	165
	VOYA FINANCIAL INC 3.650% 6/15/26	71	69
	VR FRANCE TELECOM 8.500% 3/01/31	147	221
	VR JOHNSON CONTROLS 4.950% 7/02/64	100	93
	VR MAGELLAN MIDSTREA 6.400% 5/01/37	70	83
	VR TORONTO-DOMINION 3.625% 9/15/31	67	65
	VR WESTPAC BANKING 4.322% 11/23/31	120	120
	WALGREEN CO 4.400% 9/15/42	50	48
	WALGREENS BOOTS ALLI 3.100% 6/01/23	46	46
	WALGREENS BOOTS ALLI 4.500% 11/18/34	380	382
	WALT DISNEY COMPANY/ 3.000% 2/13/26	300	298
	WASTE MANAGEMENT INC 2.400% 5/15/23	44	43
*	WELLS FARGO & COMPAN 2.500% 3/04/21	110	109
*	WELLS FARGO & COMPAN 2.600% 7/22/20	434	437
*	WELLS FARGO & COMPAN 3.300% 9/09/24	600	594
*	WELLS FARGO & COMPAN 3.550% 9/29/25	500	499
*	WELLS FARGO & COMPAN 4.300% 7/22/27	184	189
*	WELLS FARGO & COMPAN 4.900% 11/17/45	67	69
	WELLTOWER INC 4.250% 4/01/26	200	207
	WESTERN GAS PARTNERS 4.650% 7/01/26	38	39
	WESTERN GAS PARTNERS 5.450% 4/01/44	30	31
	WESTPAC BANKING CORP 1.600% 8/19/19	71	70
	WISCONSIN ENERGY COR 3.550% 6/15/25	238	243
	WW GRAINGER INC 4.600% 6/15/45	91	97
	XCEL ENERGY INC 2.400% 3/15/21	25	25
	XCEL ENERGY INC 3.300% 6/01/25	90	90
	XEROX CORPORATION 5.625% 12/15/19	76	82
	XYLEM INC 4.375% 11/01/46	40	39
	ZOETIS INC 3.250% 2/01/23	160	160
	ZOETIS INC 3.450% 11/13/20	30	31
	ZOETIS INC 4.500% 11/13/25	62	66
	Total Corporate Debt Instruments		76,738

	Common Stocks
	3D SYSTEMS CORPORATION	40	537
	ABBOTT LABS	185	7,123
	ABBVIE INC	71	4,435
	ACADIA HEALTHCARE CO INC	88	2,924
	ACCO BRANDS CORP	66	861

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	ACI WORLDWIDE INC	62	1,133
	ACUITY BRANDS (HOLDING CO) INC RR.	5	1,136
	ACXIOM CORP COM	54	1,453
	ADOBE SYS INC	160	16,500
	ADVISORY BRD CO	37	1,230
	AECOM	64	2,315
	AERCAP HOLDINGS NV	193	8,001
	AEROJET ROCKETDYNE HOLDINGS IN	23	414
	AFFILIATED MANAGERS GROUP, INC COM	14	2,001
	AIR PRODS & CHEMS INC COM	10	1,438
	AK STL HLDG CORP COM	41	418
	AKORN INC	57	1,244
	ALBANY INTL CORP NEW CL A	21	990
	ALBEMARLE CORP COM	36	3,065
	ALEXANDRIA REAL ESTATE EQUITIES	28	3,156
	ALEXION PHARMACEUTICALS INC	106	12,937
	ALIBABA GROUP HOLDING LTD ADR	157	13,785
	ALLEGHANY CORP DEL NEW	2	1,095
	ALLEGHENY TECHNOLOGIES INC	23	373
	ALLEGIANT TRAVEL CO	10	1,581
	ALLEGION PLC	31	1,965
	ALLERGAN PLC	36	7,589
	ALLETE INC	7	471
	ALLIANT ENERGY CORPORATION	83	3,148
	ALLSCRIPTS HEALTHCARE SOLUTIONS INC	66	670
	ALLY FINANCIAL INC	42	795
	ALNYLAM PHARMACEUTICALS INC	6	232
	ALPHABET INC CL A	19	14,819
	ALPHABET INC CL C	26	19,452
	AMAZON COM INC COM	30	22,372
	AMC NETWORKS INC	19	994
	AMDOCS LIMITED COM	52	3,035
	AMEDISYS INC	27	1,133
	AMERICAN AIRLS GROUP INC	166	7,758
	AMERICAN CAMPUS CMNTYS INC	10	487
*	AMERICAN EXPRESS CO	6,771	501,628
	AMERICAN FINL GROUP INC OHIO COM	10	904
	AMERICAN TOWER CORP	86	9,104
	ANADARKO PETROLEUM CORP	89	6,213
	APACHE CORP	72	4,557
	APOLLO GLOBAL MANAGEMENT LLC	70	1,357

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	APPLE INC	97	11,263
	APPLIED MATERIALS INC	68	2,182
	APTARGROUP INC COM	29	2,152
	ARAMARK	61	2,196
	ARCH CAPITAL GROUP LTD	13	1,096
	ARES CAP CORP	28	463
	ARRIS INTERNATIONAL PLC	14	436
	ARROW ELECTRS INC	7	523
	ARTISAN PARTNERS ASSET MANAGEM	52	1,547
	ASBURY AUTOMOTIVE GROUP INC	20	1,246
	ASPEN TECHNOLOGY INC COM	21	1,148
	ASSURANT INC	6	558
	ASSURED GUARANTY LTD USD 1.0	46	1,718
	AT & T INC	71	3,003
	ATHENAHEALTH INC	40	4,207
	ATLASSIAN CORP PLC-CLASS A	54	1,288
	ATMOS ENERGY CORP	7	571
	AVIS BUDGET GROUP	35	1,284
	AVNET INC	67	3,219
	AXALTA COATING SYSTEMS LTD	33	900
	B&G FOODS INC	11	462
	BABCOCK & WILCOX ENTERPRISES I	29	475
	BAIDU INC ADR	61	9,946
	BANK OF AMERICA CORP	640	14,151
	BANKUNITED INC	22	831
	BELDEN INC	18	1,372
*	BERKSHIRE HATHAWAY INC.	42	6,893
	BERRY PLASTICS GROUP INC	41	2,011
	BIO RAD LABS INC CL A	7	1,312
	BIOGEN INC	22	6,324
	BIOMARIN PHARMACEUTICAL INC	114	9,457
	BLUE BUFFALO PET PRODUCTS INC	53	1,272
	BLUEBIRD BIO INC	8	497
	BOOZ ALLEN HAMILTON HOLDING CO	151	5,421
	BP PLC - ADR	387	14,484
	BRANDYWINE RLTY TR BD	143	2,359
	BRIGHT HORIZONS FAMILY SOLUTIO	63	4,428
	BROADRIDGE FINANCIAL SOLUTIONS	71	4,734
	BRUNSWICK CORP	30	1,658
	BURLINGTON STORES INC	17	1,444
	BWX TECHNOLOGIES INC	48	1,914

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	CABLE ONE INC	5	3,000
	CACI INTL INC FORMERLY CACI INC TO	4	441
	CALATLANTIC GROUP INC	10	350
	CALERES INC	13	414
	CALPINE CORP/NEW	203	2,321
	CAMBREX CORP COM	28	1,513
	CANADIAN NAT RES LTD	230	7,345
	CANTEL MEDICAL CORP.	15	1,211
	CARDTRONICS PLC	27	1,447
	CARLISLE COS INC	10	1,138
	CARNIVAL CORP	35	1,817
	CARTER HOLDINGS	16	1,391
	CASEYS GEN STORES INC	4	424
	CATERPILLAR INC	23	2,128
	CATO CORP NEW CL A	17	525
	CBRE GROUP INC	44	1,372
	CBS CORP NEW	47	2,984
	CCH I LLC	12	3,533
	CEB INC	18	1,091
	CEDAR FAIR L P DEPOSITARY UNIT	37	2,356
	CELGENE CORP COM	62	7,150
	CENTURY ALUM CO COM	26	224
	CHARLES RIVER LABORATORIES	13	985
	CHEMICAL FINL CORP	48	2,601
	CHICAGO BRIDGE & IRON COMPANY N.V.	73	2,314
	CHIPOTLE MEXICAN GRILL INC	21	7,692
	CHUBB LTD	32	4,248
	CIENA CORP USD 0.01	23	565
	CINEMARK HOLDINGS INC	42	1,613
	CIRCOR INTERNATIONAL INC -WI	11	706
	CISCO SYSTEMS INC	238	7,199
	CITIGROUP INC.	378	22,473
	CLEAN HARBORS INC	11	594
	CLUBCORP HOLDINGS INC	89	1,281
	COGNEX CORP	18	1,172
	COGNIZANT TECH SOLUTIONS CRP COM	59	3,287
	COHERENT INC	2	278
	COLUMBIA SPORTSWEAR CO COM	54	3,139
	COMCAST CORP CLASS A	60	4,147
	COMERICA INC	10	712
	COMMSCOPE HOLDING CO INC	56	2,096

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	CONCHO RESOURCES INC	7	955
	CONSTELLATION BRANDS INC	8	1,274
	COOPER COS INC COM NEW	15	2,629
	CORELOGIC INC	35	1,304
	CORNERSTONE ONDEMAND INC	43	1,798
	CORPORATE OFFICE PROPERTIES COM	19	582
	COSTAR GROUP, INC	23	4,319
	COSTCO WHOLESALE CORP	19	2,970
	CST BRANDS INC	12	568
	CTS CORP	24	544
	CUBESMART	52	1,392
	CUBIC CORP	19	919
	CURTISS WRIGHT CORP COM	18	1,731
	CUSTOMERS BANCORP INC	7	235
	CVS HEALTH CORPORATION	61	4,812
	CYPRESS SEMICONDUCTOR CORP	51	584
	D R HORTON INC COM	15	407
	DANA INCORPORATED	8	154
	DAVE & BUSTER'S ENTERTAINMENT	24	1,378
	DBV TECHNOLOGIES SA-SPON ADR	11	372
	DDR CORP	44	668
	DELTA AIR LINES INC	184	9,057
	DELTIC TIMBER CORP COM	9	701
	DELUXE CORP	4	291
	DERMIRA INC	36	1,092
	DEVON ENERGY CORPORATION	124	5,642
	DEXCOM INC	18	1,079
	DIAMONDBACK ENERGY INC	51	5,220
	DIAMONDROCK HOSPITALITY CO	66	766
	DICKS SPORTING GOODS INC	20	1,083
	DIEBOLD INC	23	570
	DILLARDS INC CL A	36	2,269
	DISCOVERY COMMUNICATIONS-C	108	2,902
	DISH NETWORK CORP	53	3,064
	DORIAN LPG LTD	35	285
	DOW CHEMICAL CO	37	2,135
	DPS CHINA MOBILE LIMITED ADR	81	4,271
	DSW INC	18	412
	DUKE REALTY CORPORATION	28	744
	DUN & BRADSTREET CORP DEL NEW	11	1,335
	E*TRADE GROUP	22	773

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	EAGLE MATLS INC	19	1,833
	EASTMAN CHEM CO COM	30	2,220
	EATON CORP PLC	31	2,053
	EDGEWELL PERSONAL CARE CO	14	1,022
	EDUCATION REALTY TRUST INC	12	504
	EDWARDS LIFESCIENCES CORP	73	6,793
	ELECTRONICS FOR IMAGING INC COM	29	1,272
	ELLIE MAE INC	11	923
	EMCOR GROUP INC COM	9	668
	ENERGIZER SPINCO INC	53	2,342
	ENERGY RECOVERY INC	35	363
	ENVISION HEALTHCARE CORP	24	1,544
	EPAM SYSTEMS INC	24	1,518
	EQUIFAX INC	18	2,164
	EQUINIX INC	9	3,277
	ERA GROUP INC	21	355
	ESCO TECHNOLOGIES INC	15	863
	ESSENDANT INC	39	805
	EURONET WORLDWIDE INC.	19	1,341
	EVERCORE PARTNERS INC	16	1,121
	EXPRESS INC	14	145
	EXTRACTION OIL & GAS LLC	61	1,214
	FACEBOOK INC	211	24,249
	FASTENAL CO	30	1,428
	FINISAR CORP	34	1,019
	FINISH LINE INC CL A	6	116
	FIRST HAWAIIAN INC	9	326
	FIRST MIDWEST BANCORP INC DEL	37	942
	FIRST REPUBLIC BANK/SAN FRANCI	3	319
	FLEX LTD	42	604
	FLIR SYS INC COM	112	4,027
	FLOWERS FOODS INC	60	1,206
	FLUOR CORP NEW	25	1,334
	FOREST CITY REALTY TRUST-A	28	593
	FORRESTER RESEARCH INC COM	16	688
	FORUM ENERGY TECHNOLOGIES INC	38	836
	FORWARD AIR CORP	12	550
	FREDS INC CL A	44	813
	FTI CONSULTING INC COM	25	1,108
	G & K SVCS INC CL A	12	1,150
	GALLAGHER ARTHUR J & CO	8	437

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	GARTNER INC	28	2,818
	GATX CORP	13	774
	GENERAL CABLE CORP COM	29	548
	GENERAL MOTORS CO	293	10,217
	GENESEE & WYOMING INC-CL A	27	1,806
	G-III APPAREL GROUP LTD	30	893
	GILEAD SCIENCES INC	59	4,230
	GLOBAL PMTS INC W/I	35	2,409
	GOODYEAR TIRE & RUBR CO	132	4,091
	GRACO INC	14	1,122
	GRAND CANYON EDUCATION INC	20	1,169
	GREAT PLAINS ENERGY INC	15	409
	GREAT WESTERN BANCORP INC	84	3,657
	GREIF INC-CL A	19	963
	GRUPO TELEVISA, S.A. - ADR	49	1,028
	GUIDEWIRE SOFTWARE INC	31	1,540
	HAEMONETICS CORP MASS	23	923
	HANCOCK HOLDING CO	27	1,162
	HANESBRANDS INC	46	999
	HANOVER INS GROUP INC	6	508
	HARMAN INTL INDS INC NEW COM	6	656
	HARRIS CORP DEL	14	1,408
	HARSCO CORP	27	361
	HD SUPPLY HOLDINGS INC	53	2,270
	HEALTHEQUITY INC	14	587
	HEALTHWAYS INC	45	1,015
	HELEN OF TROY LIMITED	28	2,333
	HENRY JACK & ASSOC INC COM	27	2,397
	HIGHWOODS PPTYS INC COM	32	1,612
	HILL ROM HLDGS	8	449
	HOME BANCSHARES INC/CONWAY AR	94	2,613
	HONEYWELL INTERNATIONAL INC	53	6,105
	HORIZON PHARMA PLC	154	2,484
	HUBBELL INCORPORATED	16	1,920
	HUDSON PACIFIC PROPERTIES INC	35	1,214
	HUNTINGTON BANCSHARES INC	62	817
	HUNTINGTON INGALLS INDUSTRIES	18	3,340
	HUNTSMAN CORP	16	312
	HURON CONSULTING GROUP INC	30	1,510
	ICU MED INC COM	7	1,026
	IDACORP INC	34	2,739

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	ILLUMINA INC	63	7,965
	IMAX CORP COM	41	1,294
	IMPAX LABORATORIES INC	15	199
	INC RESEARCH HOLDINGS INC	33	1,757
	INCYTE CORPORATION, INC.	54	5,415
	INTEGRA LIFESCIENCES HOLDING	23	1,951
	INTEL CORP	120	4,365
	INTERCONTINENTAL EXCHANGE, INC	110	6,226
	INTERFACE INC	100	1,846
	INTERNATIONAL BANCSHARES CRP	25	1,035
	INTRA-CELLULAR THERAPIES INC	28	421
	INVESTMENT TECHNOLOGY GROUP INC NEW	15	291
	IPG PHOTONICS CORP	39	3,840
	ITT INC	40	1,535
	J & J SNACK FOODS CORP	14	1,908
	J2 GLOBAL INC	70	5,718
	JAZZ PHARMACEUTICALS PLC	14	1,533
	JETBLUE AWYS CORP	23	507
	JOHN BEAN TECHNOLOGIES CORP	19	1,612
	JOHNSON CONTROLS INTERNATION	48	1,985
*	JPMORGAN CHASE & CO	143	12,349
	KANSAS CITY SOUTHERN	12	1,018
	KAPSTONE PAPER AND PACKAGING C	121	2,666
	KAR AUCTION SERVICES INC	38	1,602
	KEMPER CORP	15	686
	KEYSIGHT TECHNOLOGIES INC	24	887
	KITE REALTY GROUP TRUST	14	340
	KOHLS CORP	65	3,205
	LABORATORY CRP OF AMER HLDGS	39	4,949
	LENDINGCLUB CORP	424	2,226
	LENDINGTREE, INC	1	51
	LEXINGTON REALTY TRUST	25	270
	LIBERTY SIRIUSXM GROUP	76	2,591
	LIGAND PHARMACEUTICALS INC	8	858
	LITTELFUSE INC COM	12	1,857
	LIVE NATION ENT INC	20	533
	LOUISIANA PAC CORP	135	2,549
	LOWES COS INC	55	3,919
	LPL FINANCIAL HOLDINGS INC	11	378
	LUXFER HOLDINGS PLC-ADR	40	437
	LYONDELLBASELL INDU-CL A	25	2,179

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	M & T BANK CORPORATION COM	28	4,308
	MACK CALI RLTY CORP COM	12	350
	MACY'S INC	118	4,229
	MAGNA INTL INC CL A	96	4,154
	MALLINCKRODT PLC	39	1,955
	MANITOWOC FOODSERVICE INC	27	523
	MANPOWERGROUP INC	6	518
	MARRIOTT VACATIONS WORLDWIDE C	6	543
	MARVELL TECHNOLOGY GROUP	58	807
	MASONITE INTERNATIONAL CORP	24	1,600
	MATADOR RESOURCES CO	17	435
	MATTHEWS INTL CORP	14	1,049
	MB FINANCIAL BANK	21	992
	MCKESSON CORP	24	3,414
	MEDICAL PPTYS TR INC	23	282
	MEDICINES COMPANY	16	556
	MEDNAX INC	25	1,680
	MEDTRONIC PLC	40	2,824
	MERCADOLIBRE INC	8	1,308
	MERITOR INC	38	478
	METLIFE INC	137	7,358
	MICHAEL KORS HOLDINGS LTD	78	3,339
	MICRON TECHNOLOGY INC	407	8,915
	MID AMERICA APARTMENT COM	10	999
	MILLER HERMAN INC	43	1,457
	MISTRAS GROUP INC	27	692
	MOBILEYE NV	195	7,401
	MOLINA HEALTHCARE INC	5	278
	MOLSON COORS BREWING CO	44	4,272
	MONSTER BEVERAGE CORP	248	11,011
	MORGAN STANLEY	196	8,264
	MUELLER INDS INC	30	1,180
	MULTI PACKAGING SOLUTIONS IN	31	442
	MYLAN N V	63	2,413
	NABORS INDUSTRIES LTD	51	837
	NETFLIX INC	97	11,947
	NEUROCRINE BIOSCIENCES INC COM	17	666
	NEW JERSEY RES CORP	8	287
	NEWELL BRANDS, INC	46	2,041
	NICE LTD - SPON ADR	21	1,416
	NORTHWEST BANCSHARES INC/MD	53	964

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	NORTHWESTERN CORP	36	2,025
	NORWEGIAN CRUISE LINE HOLDING	53	2,241
	NXP SEMICONDUCTORS NV	17	1,663
	OASIS PETROLEUM INC	47	712
	OCEANEERING INTL INC	55	1,560
	OLD DOMINION FREIGHT LINES INC	17	1,420
	OMNICOM GROUP	50	4,238
	ON SEMICONDUCTOR CORP	45	578
	ORACLE CORPORATION	131	5,052
	ORBITAL ATK INC	37	3,251
	OSI SYS INC @CORP COM	25	1,926
	OWENS CORNING INC	10	510
	PACWEST BANCORP	21	1,144
	PALO ALTO NETWORKS INC	56	7,040
	PAPA JOHNS INTL INC COM	11	907
	PARSLEY ENERGY INC-CLASS A	86	3,043
	PATTERSON COS INC	63	2,585
	PAYLOCITY HOLDING CORP	38	1,140
	PAYPAL HOLDINGS INC	63	2,468
	PDC ENERGY INC	7	481
	PERFORMANCE FOOD GROUP CO	61	1,464
	PERKINELMER, INC	32	1,684
	PFIZER INC	84	2,738
	PHIBRO ANIMAL HEALTH CORP	15	434
	PINNACLE WEST CAP CORP	7	558
	PLEXUS CORP COM	9	492
	PNM RES INC	8	284
	POLYONE CORP	65	2,091
	POOL CORPORATION	13	1,337
	POPULAR INC	82	3,584
	POST HOLDINGS INC	10	792
	PPG INDUSTRIES INC	65	6,116
	PREMIER INC	53	1,621
	PRIMERICA INC	6	398
	PRIMORIS SERVIES CORPORATION	27	624
	PROASSURANCE CORPORATION	43	2,439
	PROTHENA CORP PLC	7	361
	PROTO LABS INC	25	1,268
	PS BUSINESS PARKS INC/CA	21	2,470
	PTC INC	28	1,294
	Q2 HOLDINGS INC	43	1,241

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	RADIAN GROUP INC	38	676
	RAMCO-GERSHENSON PPTYS TR COM	29	473
	RANGE RES CORP	31	1,048
	RAYMOND JAMES FINL INC	23	1,597
	REGAL BELOIT CORPORATION	4	307
	REGENERON PHARMACEUTICALS INC	21	7,562
	REINSURANCE GROUP AMER CLASS A NEW	9	1,131
	RELIANCE STL & ALUM CO COM	54	4,267
	RENAISSANCERE HOLDINGS COM	9	1,212
	REPLIGEN CORP	21	656
	REXNORD CORP	65	1,273
	RICE ENERGY INC	16	349
	ROYAL DUTCH SHELL PLC ADR	126	6,859
	RPM INTERNATIONAL INC	30	1,599
	RSP PERMIAN INC	83	3,726
	RYMAN HOSPITALITY PROPERTIES	5	285
	SALESFORCE COM INC	308	21,084
	SANTANDER CONSUMER USA HOLDING	296	3,999
	SCANSOURCE INC COM	13	512
	SCHLUMBERGER LTD	78	6,547
	SCHWAB CHARLES CORP NEW	351	13,873
	SCORPIO TANKERS INC	119	540
	SCRIPPS NETWORKS INTERACTIVE	53	3,768
	SEACOR HOLDINGS INC	12	840
	SECUREWORKS CORP	19	204
	SEI INVESTMENT COMPANY	33	1,631
	SENSATA TECHNOLOGIES HOLDING	48	1,867
	SENSIENT TECHNOLOGIES CORP	34	2,674
	SERVICEMASTER GLOBAL HOLDINGS	35	1,330
	SERVICENOW INC	94	6,995
	SIGNATURE BANK	7	1,096
	SIGNET JEWELERS LIMITED	46	4,336
	SIX FLAGS ENTERTAINMENT CORP	29	1,734
	SLM CORP	116	1,279
	SMART & FINAL STORES INC	54	767
	SMITH A O CORP CL B	43	2,056
	SOLAR CAPITAL LTD	26	532
	SPIRE INC	8	545
	SPIRIT AIRLINES INC	33	1,934
	SPLUNK INC	200	10,242
	STAG INDUSTRIAL INC	72	1,721

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	STAGE STORES INC	41	179
	STARBUCKS CORP COM	76	4,215
	STEEL DYNAMICS INC COM	13	471
	STEELCASE INC CL A	32	579
	STERIS PLC	31	2,120
	STIFEL FINANCIAL CORP	9	449
	SUMMIT HOTEL PROPERTIES INC	38	617
	SUNSTONE HOTEL INVS INC NEW	26	397
	SURGERY PARTNERS INC	67	1,065
	SURGICAL CARE AFFILIATES INC	51	2,358
	SVB FINL GROUP	7	1,202
	SWIFT TRANSPORATION CO	19	462
	SYNCHRONY FINANCIAL	121	4,378
	SYNERGY RESOURCES CORP	52	463
	SYNOVUS FINANCIAL CORP	32	1,311
	TAKE-TWO INTERACTIVE SOFTWARE	38	1,854
	TAYLOR MORRISON HOME CORP	9	181
	TEAM HEALTH HOLDINGS INC	24	1,025
	TECH DATA CORP	5	382
	TEGNA INC	26	565
	TELEFLEX INC	15	2,369
	TEMPUR SEALY INTERNATIONAL	15	1,052
	TERADYNE INC	27	679
	TEREX CORP NEW	105	3,305
	TFS FINANCIAL CORP	22	410
	THE PRICELINE GROUP INC.	16	22,422
	THERMON GROUP HOLDINGS INC	36	685
	THOR INDS INC	14	1,387
	TOTAL S.A. - ADR	79	4,009
	TOTAL SYS SVCS INC	31	1,534
	TOYOTA MOTOR CORPORATION - ADR	37	4,383
	TRANSUNION	132	4,080
	TREEHOUSE FOODS INC	10	691
	TRIMAS CORP	51	1,203
	TRINSEO SA	8	459
	TRONOX LTD-CL A	35	364
	TUPPERWARE BRANDS CORPORATION	19	987
	TWENTY FIRST CENTURY FOX INC	113	3,174
	TWO HARBORS INVESTMENT CORP	413	3,600
	TYLER TECHNOLOGIES INC	14	1,970
	UGI CORP NEW COM	27	1,238

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	ULTIMATE SOFTWARE GROUP INC	23	4,216
	UNDER ARMOUR INC CL A	103	2,981
	UNDER ARMOUR INC CL C	87	2,185
	UNITED STS STL CORP NEW	13	432
	UNITED TECHNOLOGIES CORP	68	7,479
	UNIVAR INC	36	1,014
	UNIVERSAL DISPLAY CORP	20	1,104
	USG CORP COM NEW	16	450
	VAIL RESORTS INC COM	10	1,581
	VALVOLINE INC	51	1,099
	VANTIV INC	29	1,729
	VCA INC	28	1,905
	VISA INC-CLASS A SHRS	474	36,934
	VODAFONE GROUP PLC-SP ADR	34	827
	VOYA FINANCIAL INC	12	464
	VULCAN MATERIALS COMPANY	11	1,348
	VWR CORP	43	1,072
	WABCO HOLDINGS INC	16	1,677
	WAGEWORKS INC	18	1,291
	WATSCO INC CL A	6	844
	WEBSTER FINL CORP WATERBURY CONN	21	1,131
*	WELLS FARGO & CO	126	6,959
	WESTAMERICA BANCORPORATION	10	599
	WESTAR ENERGY INC	6	343
	WESTERN ALLIANCE BANCORPORATION	95	4,606
	WESTLAKE CHEM CORP	7	390
	WEX INC	38	4,271
	WGL HOLDINGS INC	9	671
	WHIRLPOOL CORP	29	5,239
	WHITE MTNS INS GROUP	1	727
	WHITING PETE CORP NEW	24	291
	WINGSTOP INC	33	968
	WINTRUST FINL CORP	47	3,389
	WISDOMTREE INVESTMENTS INC	64	717
	WNS HOLDINGS LTD ADR	97	2,674
	WOODWARD INC.	41	2,790
	WYNDHAM WORLDWIDE CORP	6	495
	XL GROUP LTD	70	2,623
	XPO LOGISTICS INC	12	528
	ZAYO GROUP HOLDINGS INC	62	2,044
	ZIONS BANCORP	86	3,709

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	Total Common Stocks		1,777,962

	US Government and Agency Obligations
	FHLMC POOL #Q42018 3.500% 7/01/46	672	689
	FNMA POOL #465787 4.009% 8/01/20	903	950
	FNMA POOL #467725 3.720% 4/01/18	279	284
	FNMA POOL #467757 4.474% 4/01/21	276	298
	FNMA POOL #468066 4.438% 6/01/21	1,237	1,337
	FNMA POOL #468542 4.650% 8/01/21	500	546
	FNMA POOL #958500 5.177% 4/01/19	974	1,040
	FNMA POOL #AM6602 2.717% 9/01/21	1,500	1,520
	FNMA POOL #AM7514 3.172% 2/01/25	2,900	2,950
	FNMA POOL #AM7619 3.038% 1/01/23	1,944	1,979
	FNMA POOL #AM8141 2.872% 3/01/27	293	288
	FNMA POOL #AM8572 2.841% 4/01/25	3,880	3,861
	FNMA POOL #AM8856 3.017% 6/01/30	4,800	4,676
	FNMA POOL #AM8993 2.810% 5/01/25	5,048	5,017
	FNMA POOL #AM9014 3.306% 6/01/30	5,000	4,997
	FNMA POOL #AM9169 3.182% 6/01/27	2,124	2,142
	FNMA POOL #AM9320 3.410% 7/01/30	2,579	2,597
	FNMA POOL #AM9333 3.182% 11/01/22	1,367	1,409
	FNMA POOL #AM9335 3.162% 8/01/22	944	972
	FNMA POOL #AM9336 3.182% 11/01/22	2,731	2,816
	FNMA POOL #AM9397 3.058% 6/01/23	2,549	2,597
	FNMA POOL #AM9432 3.224% 12/01/22	1,961	2,026
	FNMA POOL #AM9466 3.255% 2/01/22	1,425	1,478
	FNMA POOL #AM9567 3.069% 7/01/24	1,477	1,497
	FNMA POOL #AM9573 3.327% 4/01/23	2,110	2,179
	FNMA POOL #AM9615 2.769% 9/01/22	3,475	3,513
	FNMA POOL #AM9620 3.348% 1/01/24	737	759
	FNMA POOL #AM9633 3.492% 5/01/23	1,278	1,324
	FNMA POOL #AM9642 2.676% 1/01/22	1,568	1,588
	FNMA POOL #AM9658 2.914% 1/01/22	1,472	1,507
	FNMA POOL #AM9686 2.635% 4/01/22	1,961	1,981
	FNMA POOL #AN0193 3.100% 8/01/24	591	600
	FNMA POOL #AT5860 3.500% 6/01/43	6,843	7,053
	GNMA POOL #784044 4.990% 11/20/37	2,765	3,018
	GNMA POOL #784045 4.500% 7/20/45	2,276	2,431
	RFCSP STRIP PRINCIPAL 1/15/30	500	327
	TENN VAL AUTH CPN STRIP 3/15/32	300	173
	TENN VALLEY AUTH 4.250% 9/15/65	194	200

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	U S TREASURY SEC STRIPPED	2,500	2,114
	U S TREASURY SEC STRIPPED 2/15/20	2,300	2,190
	U S TREASURY SEC STRIPPED 2/15/22	1,200	1,079
	U S TREASURY SEC STRIPPED 2/15/25	4,500	3,681
	U S TREASURY SEC STRIPPED 2/15/30	1,300	900
	U S TREASURY SEC STRIPPED 5/15/19	1,100	1,066
	U S TREASURY SEC STRIPPED 5/15/20	5,700	5,394
	U S TREASURY SEC STRIPPED 5/15/21	5,400	4,966
	U S TREASURY SEC STRIPPED 5/15/23	2,400	2,076
	U S TREASURY SEC STRIPPED 5/15/24	2,800	2,350
	U S TREASURY SEC STRIPPED 5/15/25	4,500	3,649
	U S TREASURY SEC STRIPPED 5/15/28	1,000	732
	U S TREASURY SEC STRIPPED 5/15/30	2,050	1,409
	U S TREASURY SEC STRIPPED 8/15/21	1,000	912
	U S TREASURY SEC STRIPPED 8/15/29	750	528
	U S TREASURY SEC STRIPPED 11/15/19	4,000	3,834
	U S TREASURY SEC STRIPPED 11/15/24	3,500	2,890
	U S TREASURY SEC STRIPPED 11/15/28	2,500	1,801
	U S TREASURY SEC STRIPPED 11/15/29	1,750	1,223
	US TREAS SEC STRIPPED	2,200	1,325
	US TREAS SEC STRIPPED 5/15/33	900	557
	US TREAS SEC STRIPPED 11/15/30	1,550	1,046
	US TREAS SEC STRIPPED 11/15/32	1,000	630
	US TREASURY BOND 3.500% 2/15/39	1,400	1,531
	US TREASURY BOND 3.875% 8/15/40	1,000	1,148
	US TREASURY BOND 4.250% 11/15/40	300	364
	US TREASURY BOND 4.375% 5/15/40	200	247
	US TREASURY BOND 4.375% 5/15/41	680	841
	US TREASURY BOND 4.500% 8/15/39	780	980
	US TREASURY BOND STRIPPED	900	547
	US TREASURY NOTE 0.625% 2/15/17	2,500	2,501
	US TREASURY NOTE 0.625% 5/31/17	900	900
	US TREASURY NOTE 0.875% 1/15/18	1,000	1,000
	US TREASURY NOTE 0.875% 8/15/17	2,000	2,002
	US TREASURY NOTE 1.000% 11/30/19	1,500	1,482
	US TREASURY NOTE 1.500% 12/31/18	2,800	2,816
	US TREASURY NOTE 1.750% 5/15/23	200	195
	US TREASURY NOTE 1.750% 9/30/19	5,500	5,554
	US TREASURY NOTE 1.750% 12/31/20	700	700
	US TREASURY NOTE 1.875% 11/30/21	400	399
	US TREASURY NOTE 2.125% 1/31/21	2,100	2,128

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	US TREASURY NOTE 2.375% 8/15/24	500	502
	US TREASURY NOTE 2.625% 11/15/20	2,500	2,584
	US TREASURY NOTE 3.125% 5/15/19	3,700	3,858
	US TREASURY NOTE 3.375% 11/15/19	2,500	2,638
	US TREASURY NOTE 3.500% 5/15/20	3,500	3,720
	US TREASURY NOTE 4.250% 11/15/17	1,800	1,852
	US TREASURY SEC STRIPPED	4,800	3,078
	VR FNMA POOL #AL7395 5.573% 9/01/55	3,777	4,146
	Total U.S. Government and Agency Obligations		168,684

	Common/Collective Trusts
*	COLUMBIA TRUST GOV MONEY MKT FUND	24,312	24,312
*	COLUMBIA TRUST STABLE GOVT FUND	11,536	11,536
*	FIAM GRP TR FOR/CORE PLUS COMMINGLE	3,895	75,752
	LOOMIS SAYLES CORE PLUS FULL DISC TR	3,983	76,283
*	VANGUARD EMPLOYEE BENEFIT INDEX #528	2,661	672,722
	Total Common/Collective Trusts		860,605

	Mutual Funds
	AMERICAN FUNDS EUROPAC GRTH R6 #2616	4,118	185,486
	DFA EMERGING MARKETS VALUE FD #5095	4,302	103,029
	DFA INTL SMALL CAP VALUE PT #5066	2,803	53,318
	GMO INTL LRG/MID CAP EQUITY FD-IV	7,004	173,354
*	VANGUARD EXT MKT INDX-INST+ #1860	728	130,611
*	VANGUARD TOT BD MKT IDX-INST #222	4,797	51,093
*	VANGUARD TOTAL INT ST IDX-IS #1869	510	50,251
	Total Mutual Funds		747,142

	Self-Directed Brokerage Accounts
	CASH EQUIVALENTS		15,029
	COMMON STOCK		7,145
	MUTUAL FUNDS		112,782
	Total Self-Directed Brokerage Accounts		134,956

	Other Investments
	Asset-Backed Securities
	A10 SECURITIZATION 2.100% 4/15/34	153	152
	ALLY AUTO RECEIVABLE 1.470% 4/15/20	339	338
	AMERICAN CREDIT ACCE 1.430% 8/12/19	10	9

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	AMERICAN CREDIT ACCE 1.500% 6/12/20	446	445
	AMERICAN CREDIT ACCE 1.500% 9/12/19	123	122
	AMERICAN CREDIT ACCE 1.570% 6/12/19	93	92
	AMERICAN CREDIT ACCE 1.700% 11/12/20	79	79
	AMERICAN CREDIT ACCE 2.910% 2/13/23	174	173
	AMERICAN CREDIT ACCE 6.090% 5/12/22	200	208
	AMERICAN HOMES 4 REN 3.467% 4/17/52	388	390
	AMERICAN HOMES 4 REN 3.678% 12/17/36	724	740
	AMERICAN HOMES 4 REN 5.639% 4/17/52	150	150
	AMERICAN HOMES 4 REN 6.070% 10/17/45	142	146
	AMERICREDIT AUTOMOBI 0.900% 2/08/19	105	105
	AMERICREDIT AUTOMOBI 1.160% 1/08/19	332	332
	AMERICREDIT AUTOMOBI 1.690% 6/10/19	352	353
	AMERICREDIT AUTOMOBI 1.700% 7/08/20	449	450
	AMERICREDIT AUTOMOBI 1.810% 10/08/20	237	238
	AXIS EQUIPMENT FINAN 2.210% 11/20/21	451	450
	B2R MORTGAGE TRUST 3.336% 11/15/48	393	397
	BCC FUNDING CORP 2.200% 12/20/21	282	281
	CABELA'S MASTER CRED 2.250% 7/17/23	185	185
	CALIFORNIA REPUBLIC 1.330% 4/15/19	323	323
	CALIFORNIA REPUBLIC 1.890% 5/15/20	394	396
	CAMILLO 2016-SFR1 5.000% 12/05/23	380	380
	CAPITAL AUTO RECEIVA 1.260% 5/21/18	109	109
	CAPITAL AUTO RECEIVA 1.310% 6/20/18	54	54
	CAPITAL AUTO RECEIVA 1.500% 11/20/18	290	290
	CAPITAL AUTO RECEIVA 1.620% 3/20/19	526	527
	CAPITAL AUTO RECEIVA 1.720% 1/22/19	731	733
	CARMAX AUTO OWNER TR 0.840% 11/15/18	293	292
	CARNOW AUTO RECEIVAB 1.690% 1/15/20	44	44
	CARNOW AUTO RECEIVAB 2.260% 5/15/19	525	525
	CFC LLC 1.440% 11/16/20	122	122
	CFC LLC 1.750% 6/15/21	178	178
	CHRYSLER CAPITAL AUT 1.640% 7/15/21	307	305
	CITI HELD FOR ASSET 4.480% 8/15/22	137	138
	CITI HELD FOR ASSET 4.650% 4/15/25	152	155
	COLONY AMERICAN FINA 2.544% 6/15/48	445	436
	COLONY AMERICAN FINA 2.554% 11/15/48	191	186
	COLONY AMERICAN FINA 2.896% 10/15/47	338	337
	COMM MORTGAGE TRUST 3.047% 10/10/46	400	407
	COMM MORTGAGE TRUST 3.759% 8/10/48	313	327
	CONTINENTAL CREDIT 4.560% 1/15/23	509	509

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	CPS AUTO TRUST 1.310% 2/15/19	81	81
	CPS AUTO TRUST 1.500% 6/15/20	296	296
	CPS AUTO TRUST 1.650% 11/15/19	310	310
	CPS AUTO TRUST 2.070% 11/15/19	106	106
	CPS AUTO TRUST 3.340% 5/15/20	341	347
	CREDIT ACCEPTANCE AU 1.550% 10/15/21	83	83
	CREDIT ACCEPTANCE AU 1.880% 3/15/22	562	562
	CREDIT ACCEPTANCE AU 2.400% 2/15/23	685	687
	DBWF 2015-LCM M/MTG 1.000% 6/10/34	354	356
	DRIVE AUTO RECEIVABL 2.560% 6/15/20	127	128
	DRIVE AUTO RECEIVABL 2.590% 12/16/19	1,490	1,495
	DRIVE AUTO RECEIVABL 3.170% 5/15/20	312	315
	DRIVE AUTO RECEIVABL 3.910% 5/17/21	388	394
	DRIVE AUTO RECEIVABL 4.180% 3/15/24	220	218
	DT AUTO OWNER TRUST 1.660% 3/15/19	207	207
	DT AUTO OWNER TRUST 1.730% 8/15/19	149	149
	DT AUTO OWNER TRUST 2.020% 8/17/20	195	194
	DT AUTO OWNER TRUST 2.460% 11/15/19	1,100	1,104
	DT AUTO OWNER TRUST 2.650% 7/15/20	275	276
	DT AUTO OWNER TRUST 2.790% 5/15/20	568	571
	ENGS COMMERCIAL FINA 2.470% 2/22/22	263	262
	EXETER AUTOMOBILE RE 1.540% 11/15/19	98	98
	EXETER AUTOMOBILE RE 2.000% 3/16/20	431	432
	EXETER AUTOMOBILE RE 2.210% 7/15/20	226	227
	EXETER AUTOMOBILE RE 2.800% 7/15/20	85	85
	EXETER AUTOMOBILE RE 2.840% 8/16/21	123	123
	EXETER AUTOMOBILE RE 3.590% 8/16/21	680	688
	EXETER AUTOMOBILE RE 3.640% 2/15/22	170	172
	FED HOME LN MTG CORP 2.770% 5/25/25	1,500	1,476
	FED HOME LN MTG CORP 3.500% 6/15/26	493	516
	FED HOME LN MTG CORP 4.500% 4/15/39	109	117
	FED HOME LN MTG CORP 6.000% 11/15/23	63	69
	FED HOME LN MTG CORP 6.250% 10/15/23	320	349
	FED HOME LN MTG CORP 7.000% 12/15/36	267	310
	FED NATL MTG ASSN 3.000% 1/25/46	669	677
	FED NATL MTG ASSN 4.500% 12/25/40	829	929
	FED NATL MTG ASSN 6.000% 3/25/36	81	91
	FHLMC MULTIFAMILY ST 2.597% 9/25/20	371	378
	FHLMC-GNMA 8.000% 12/25/22	38	42
	FIRST INVESTORS AUTO 1.210% 4/15/19	75	75
	FIRST INVESTORS AUTO 1.440% 10/15/19	52	52

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FIRST INVESTORS AUTO 1.490% 1/15/20	427	427
	FIRST INVESTORS AUTO 1.530% 11/16/20	166	166
	FIRST INVESTORS AUTO 1.590% 12/16/19	338	338
	FIRST INVESTORS AUTO 1.670% 11/16/20	161	161
	FLAGSHIP CREDIT AUTO 2.280% 5/15/20	108	108
	FLAGSHIP CREDIT AUTO 2.380% 10/15/20	528	530
	FLAGSHIP CREDIT AUTO 2.530% 12/15/20	321	323
	FLAGSHIP CREDIT AUTO 3.840% 9/15/22	60	61
	FLAGSHIP CREDIT AUTO 6.220% 6/15/22	350	369
	FLAGSHIP CREDIT AUTO 6.220% 9/15/22	200	211
	GLS AUTO RECEIVABLES 2.250% 12/15/20	327	327
	GLS AUTO RECEIVABLES 2.730% 10/15/20	208	208
	GLS AUTO RECEIVABLES 4.390% 1/15/21	120	120
	GLS AUTO RECEIVABLES 6.900% 10/15/21	200	205
	GO FINANCIAL AUTO SE 3.270% 11/15/18	71	71
	GO FINANCIAL AUTO SE 4.800% 8/17/20	160	163
	GOVT NATL MTG ASSN 4.000% 2/20/37	142	144
	GOVT NATL MTG ASSN 4.500% 10/16/39	1,375	1,514
	GOVT NATL MTG ASSN 5.000% 8/20/39	300	332
	GREEN TREE AGENCY 2.3801% 10/15/48	246	244
	GREEN TREE AGENCY 3.0949% 10/15/48	400	400
	HERO FUNDING TRUST 3.080% 9/20/42	169	167
*	JP MORGAN CHASE COM 3.616% 11/15/43	395	401
	LENDINGCLUB ISSUANCE 3.000% 1/17/23	250	250
	LENDMARK FUNDING TRU 4.820% 8/21/23	171	175
	MERCEDES-BENZ AUTO 0.820% 6/15/18	220	219
	NATIONSTAR HECM LOA 2.0125% 8/25/26	113	113
	NATIONSTAR HECM LOA 2.2394% 6/25/26	88	88
	NATIONSTAR HECM LOA 2.8826% 11/25/25	121	121
	NATIONSTAR HECM LOA 2.9813% 2/25/26	104	104
	NATIONSTAR HECM LOA 4.1145% 11/25/25	258	258
	NATIONSTAR HECM LOA 4.3601% 2/25/26	112	111
	NEW RESIDENTIAL ADV 2.5751% 10/15/49	1,000	988
	NEW RESIDENTIAL ADV 2.7511% 6/15/49	229	228
	NEW RESIDENTIAL ADV 3.0199% 10/15/49	357	353
	OCWEN MASTER ADVANC 2.5207% 8/17/48	452	450
	OCWEN MASTER ADVANC 4.2462% 8/17/48	263	260
	OCWEN MASTER ADVANCE 3.211% 11/15/47	551	551
	ONEMAIN DIRECT AUTO 2.040% 1/15/21	235	236
	ONEMAIN FINANCIAL IS 2.430% 6/18/24	149	149
	ONEMAIN FINANCIAL IS 2.470% 9/18/24	425	425

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	ONEMAIN FINANCIAL IS 2.570% 7/18/25	500	500
	OPORTUN FUNDING II 4.700% 3/08/21	387	390
	PROGRESS RESIDENTIAL 2.740% 6/12/32	144	143
	PROGRESS RESIDENTIAL 3.067% 11/12/32	1,055	1,055
	PROGRESS RESIDENTIAL 4.673% 11/12/32	100	102
	PURCHASING POWER FUN 4.750% 12/15/19	400	400
	RICE PARK FINANCING 4.625% 10/31/41	840	837
	SANTANDER DRIVE AUTO 1.400% 11/15/18	137	137
	SANTANDER DRIVE AUTO 1.930% 9/17/19	260	260
	SANTANDER DRIVE AUTO 1.970% 3/16/21	56	56
	SIERRA AUTO RECEIVAB 2.850% 1/18/22	71	72
	SKOPOS AUTO RECEIVAB 3.550% 2/15/20	78	79
	SPS SERVICER ADVANCE 2.530% 11/16/48	800	798
	VENDEE MORTGAGE TRUS 5.000% 5/15/33	854	938
	VNO MORTGAGE TRUST 3.808% 12/13/29	500	525
	VR ARLP SECURITIZA 3.967% 5/25/55	550	552
	VR FANNIEMAE-ACES 1.534% 11/25/22	911	915
	VR FANNIEMAE-ACES 2.939% 1/25/26	2,752	2,755
	VR FANNIEMAE-ACES 3.092% 4/25/27	3,577	3,585
	VR FED HOME LN MTG 1.053% 2/15/43	336	336
	VR FED HOME LN MTG 1.123% 9/15/36	78	78
	VR FED NATL MTG AS 2.9233% 4/25/44	128	137
	VR FED NATL MTG ASSN 1.306% 9/25/41	293	295
	VR FHLMC MULTIFAMI 1.36779% 9/25/22	717	719
	VR FHLMC MULTIFAMILY 3.284% 6/25/25	1,000	1,033
	VR FREMF MORTGAGE 3.8348% 7/25/49	220	217
	VR FREMF MORTGAGE 3.68451% 1/25/48	1,000	964
	VR FREMF MORTGAGE TR 3.575% 11/25/49	180	162
	VR GCAT 3.750% 7/25/20	410	410
	VR GMAT TRUST 6.9669% 11/25/43	133	133
	VR GOVT NATL MTG 4.775% 10/20/43	1,307	1,430
	VR GOVT NATL MTG 5.244% 5/20/40	1,319	1,456
	VR GOVT NATL MTG 5.477% 1/20/38	1,140	1,274
	VR GOVT NATL MTG 5.563% 10/20/40	1,728	1,927
	VR GOVT NATL MTG AS 0.580% 5/20/66	980	978
	VR GOVT NATL MTG AS 0.970% 6/20/65	1,925	1,905
	VR GOVT NATL MTG AS 0.970% 7/20/65	993	980
	VR GOVT NATL MTG AS 0.980% 2/20/61	1,334	1,325
	VR GOVT NATL MTG AS 1.050% 9/20/65	1,430	1,422
	VR GOVT NATL MTG AS 1.050% 10/20/65	994	988
	VR GOVT NATL MTG AS 1.130% 11/20/65	1,947	1,944

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	VR GOVT NATL MTG AS 1.190% 12/20/65	570	570
	VR GOVT NATL MTG AS 1.360% 8/20/66	577	575
	VR GOVT NATL MTG AS 1.600% 12/20/66	250	252
	VR PFP III 2.29748% 7/14/34	665	665
	VR SELENE NON-PERFO 2.9814% 5/25/54	127	127
	VR VERICREST OPPOR 3.500% 6/26/45	649	650
	VR VERICREST OPPOR 3.844% 6/25/46	203	204
	VR VERICREST OPPOR 4.000% 5/25/46	81	81
	VR VERICREST OPPORTU 3.250% 2/25/55	204	203
	VR VERICREST OPPORTU 3.500% 9/25/46	1,012	1,010
	VR VERICREST OPPORTU 3.500% 10/25/46	392	391
	VR VERICREST OPPORTU 3.750% 6/25/46	180	180
	VR VERICREST OPPORTU 3.875% 12/25/46	253	253
	VR VERICREST OPPORTU 4.125% 10/25/45	197	198
	VR VERICREST OPPORTU 4.375% 11/27/45	231	232
*	WELLS FARGO COMMERCI 2.819% 8/15/50	700	714
	WESTLAKE AUTOMOBILE 1.280% 7/16/18	61	61
	WESTLAKE AUTOMOBILE 1.570% 6/17/19	273	273
	WESTLAKE AUTOMOBILE 2.460% 1/18/22	431	428
	WESTLAKE AUTOMOBILE 4.100% 6/15/21	70	70
	WORLD OMNI AUTOMOBIL 1.060% 5/15/18	216	216
	Total Asset-Backed Securities		81,289

	Foreign Sovereign Debt
	REPUBLIC OF COLOMBIA 4.500% 1/28/26	200	206
	UNITED MEXICAN STATE 4.000% 10/02/23	170	170
	UNITED MEXICAN STATE 4.125% 1/21/26	470	466
	UNITED MEXICAN STATE 4.350% 1/15/47	35	30
	Total Foreign Sovereign Debt		872

	Municipal Bonds
	OHIO ST UNIV 4.048% 12/01/56	81	80

	Private Placement Bonds
	P/P ABN AMRO BANK NV 2.450% 6/04/20	250	248
	P/P AEP TRANSMISSION 4.000% 12/01/46	62	61
	P/P ANZ NEW ZEALAND 2.850% 8/06/20	250	252
	P/P BAE SYSTEMS HOLD 3.800% 10/07/24	130	133
	P/P BANQUE FED CRED 2.000% 4/12/19	200	199
	P/P BK TOKYO-MITSUBI 2.150% 9/14/18	200	200

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	P/P BMW US CAPITAL 2.250% 9/15/23	72	69
	P/P BNP PARIBAS 4.375% 9/28/25	200	199
	P/P BPCE SA 4.625% 7/11/24	200	198
	P/P CANADIAN IMPERIA 2.250% 7/21/20	200	201
	P/P CF INDUSTRIES IN 4.500% 12/01/26	100	98
	P/P CHEVRON PHILLIPS 3.400% 12/01/26	100	100
	P/P CK HUTCHISON INT 1.875% 10/03/21	200	192
	P/P COMMONWEALTH BAN 4.500% 12/09/25	200	205
	P/P COX COMMUNICATIO 4.800% 2/01/35	120	112
	P/P CREDIT AGRICOLE 4.375% 3/17/25	200	196
	P/P CVS PASS-THROUGH 5.926% 1/10/34	87	100
	P/P DIAMOND 1 FIN/DI 5.450% 6/15/23	110	117
	P/P DIAMOND 1 FIN/DI 6.020% 6/15/26	90	97
	P/P ERAC USA FINANCE 2.600% 12/01/21	100	98
	P/P ERAC USA FINANCE 3.850% 11/15/24	150	152
	P/P FORTIS INC 3.055% 10/04/26	250	234
	P/P GAIF BOND ISSUER 3.400% 9/30/26	95	89
	P/P HYUNDAI CAPITAL 2.000% 7/01/19	30	30
	P/P HYUNDAI CAPITAL 2.400% 10/30/18	134	135
	P/P JACKSON NATL LIF 1.875% 10/15/18	167	167
	P/P JACKSON NATL LIF 3.050% 4/29/26	55	53
	P/P LIBERTY MUTUAL 6.500% 3/15/35	80	96
	P/P MACQUARIE BANK 2.850% 7/29/20	300	301
	P/P MACQUARIE BANK 4.000% 7/29/25	300	308
	P/P MITSUBISHI UFJ 2.650% 10/19/20	200	199
	P/P MIZUHO FINANCIAL 2.632% 4/12/21	200	198
	P/P MYLAN INC 3.125% 1/15/23	250	236
	P/P NEW YORK LIFE GL 2.000% 4/13/21	35	34
	P/P NEW YORK LIFE GL 2.350% 7/14/26	111	103
	P/P NISSAN MOTOR ACC 1.900% 9/14/21	39	38
	P/P NISSAN MOTOR ACC 2.550% 3/08/21	100	100
	P/P NORDEA BANK AB 2.500% 9/17/20	350	350
	P/P NY STATE ELECTRI 3.250% 12/01/26	37	37
	P/P PACIFIC LIFE INS 7.900% 12/30/23	300	357
	P/P PENSKE TRUCK LEA 3.375% 2/01/22	350	353
	P/P PETROLEOS MEXICA 4.625% 9/21/23	117	114
	P/P PETROLEOS MEXICA 6.375% 2/04/21	131	140
	P/P PETROLEOS MEXICA 6.750% 9/21/47	104	98
	P/P PETROLEOS MEXICA 6.875% 8/04/26	105	111
	P/P PRICOA GLOBAL FU 2.550% 11/24/20	150	150
	P/P PRINCIPAL LFE GL 2.625% 11/19/20	114	114

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	P/P PROTECTIVE LIFE 2.700% 11/25/20	200	200
	P/P PRUDENTIAL INSUR 8.300% 7/01/25	300	393
	P/P RELIANCE STAND 2.500% 1/15/20	40	40
	P/P RELIANCE STAND 3.050% 1/20/21	75	76
	P/P SCENTRE GROUP TR 3.500% 2/12/25	200	197
	P/P SCHLUMBERGER HLD 3.625% 12/21/22	209	217
	P/P SES SA 3.600% 4/04/23	50	49
	P/P SIEMENS FINANCIE 2.900% 5/27/22	250	252
	P/P SINOPEC GRP OVER 1.750% 4/10/17	200	200
	P/P SINOPEC GRP OVER 3.900% 5/17/22	200	206
	P/P SPRINT SPECTRUM 3.360% 9/20/21	297	298
	P/P STANDARD CHARTER 3.050% 1/15/21	250	250
	P/P SUMITOMO MITSUI 2.050% 10/18/19	200	198
	P/P TEACHERS INSUR 4.900% 9/15/44	40	43
	P/P UBS GROUP FUNDIN 2.650% 2/01/22	200	194
	VR P/P DIA-ICHI LIFE 4.000% 12/29/49	200	186
	VR P/P WESTPAC BAN 0.933% 7/16/18	300	300
	Total Private Placement Bonds		10,671

	Total Other Investments		92,912

	Total Investments, at Fair Value		3,914,244

	Fully Benefit Responsive Investment Contracts
	US Government and Agency Obligations
	FFCB 0.21675% 3/22/2018	27,665	27,699
	FFCB 0.62067% 10/19/2018	2,000	2,002
	FFCB 0.68456% 3/15/2019	10,000	10,018
	FGOLD 15YR 3.5% 10/01/2020	8	8
	FGOLD 15YR 3.5% 10/01/2025	12	12
	FGOLD 15YR 3.5% 9/01/2025	89	93
	FGOLD 15YR 4% 7/01/2025	1,109	1,167
	FGOLD 15YR 3% 1/01/2027	3,481	3,574
	FGOLD 15YR 3% 11/01/2025	790	811
	FGOLD 15YR 3% 11/01/2026	605	621
	FGOLD 15YR 3% 3/01/2027	3,054	3,137
	FGOLD 15YR 3.5% 1/01/2021	430	449
	FGOLD 15YR 3.5% 10/01/2025	2,343	2,446
	FGOLD 15YR 3.5% 11/01/2025	116	121
	FGOLD 15YR 3.5% 12/01/2025	1,316	1,374

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FGOLD 15YR 3.5% 2/01/2026	1,430	1,493
	FGOLD 15YR 3.5% 4/01/2021	378	394
	FGOLD 15YR 3.5% 5/01/2026	60	63
	FGOLD 15YR 3.5% 6/01/2026	1,109	1,159
	FGOLD 15YR 3.5% 7/01/2026	1,779	1,858
	FGOLD 15YR 3.5% 8/01/2026	1,056	1,103
	FGOLD 15YR 4% 10/01/2025	37	39
	FGOLD 15YR 4% 3/01/2026	120	126
	FGOLD 15YR 4% 5/01/2026	412	431
	FGOLD 15YR 4% 6/01/2024	278	293
	FGOLD 15YR 4% 6/01/2025	44	46
	FGOLD 15YR 4% 6/01/2026	2,528	2,660
	FGOLD 15YR 5% 11/01/2017	11	10
	FGOLD 15YR 5% 6/01/2018	13	14
	FGOLD 15YR 5.5% 10/01/2018	5	5
	FGOLD 15YR 5.5% 2/01/2019	52	53
	FGOLD 15YR GIANT 3% 1/01/2027	944	970
	FGOLD 15YR GIANT 3% 3/01/2031	1,986	2,039
	FGOLD 15YR GIANT 3% 6/01/2027	873	896
	FGOLD 15YR GIANT 3% 9/01/2030	1,228	1,262
	FGOLD 15YR GIANT 3% 9/01/2031	1,137	1,169
	FGOLD 15YR GIANT 3.5% 1/01/2027	1,141	1,193
	FGOLD 15YR GIANT 3.5% 1/01/2030	355	371
	FGOLD 15YR GIANT 3.5% 10/01/2026	1,102	1,151
	FGOLD 15YR GIANT 3.5% 10/01/2029	60	63
	FGOLD 15YR GIANT 3.5% 11/01/2025	340	355
	FGOLD 15YR GIANT 3.5% 11/01/2029	885	926
	FGOLD 15YR GIANT 3.5% 2/01/2030	6,143	6,416
	FGOLD 15YR GIANT 3.5% 3/01/2030	342	358
	FGOLD 15YR GIANT 3.5% 4/01/2029	337	352
	FGOLD 15YR GIANT 3.5% 4/01/2030	766	801
	FGOLD 15YR GIANT 3.5% 6/01/2029	511	535
	FGOLD 15YR GIANT 3.5% 7/01/2021	13	14
	FGOLD 15YR GIANT 3.5% 7/01/2029	1,276	1,335
	FGOLD 15YR GIANT 3.5% 8/01/2026	80	84
	FGOLD 15YR GIANT 3.5% 8/01/2027	1,317	1,375
	FGOLD 15YR GIANT 3.5% 8/01/2029	2,158	2,258
	FGOLD 15YR GIANT 3.5% 9/01/2025	365	381
	FGOLD 15YR GIANT 3.5% 9/01/2026	727	759
	FGOLD 15YR GIANT 4% 10/01/2025	122	128
	FGOLD 15YR GIANT 4% 5/01/2026	545	574

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FGOLD 15YR GIANT 4% 6/01/2026	867	913
	FHLB 1.125% 4/25/2018	14,665	14,676
	FHLB 1.875% 3/08/2019	9,500	9,610
	FHLMC 3.75% 3/27/2019	8,665	9,128
	FHLMC 5/1 HYBRID ARM 3.215% 12/01/2036	361	386
	FHLMC_T-13 6.085% 9/25/2029	1	1
	FNMA 15YR 3.5% 1/01/2026	947	988
	FNMA 15YR 3.5% 10/01/2025	579	604
	FNMA 15YR 3.5% 11/01/2025	3,018	3,149
	FNMA 15YR 3.5% 12/01/2025	606	632
	FNMA 15YR 3.5% 12/01/2026	22	23
	FNMA 15YR 3.5% 2/01/2026	872	910
	FNMA 15YR 3.5% 3/01/2026	302	315
	FNMA 15YR 3.5% 8/01/2026	379	395
	FNMA 15YR 3.5% 9/01/2025	79	82
	FNMA 15YR 4% 1/01/2025	49	51
	FNMA 15YR 4% 4/01/2025	679	717
	FNMA 15YR 4% 5/01/2025	427	451
	FNMA 15YR 4% 9/01/2024	541	571
	FNMA 15YR 4% 9/01/2025	25	26
	FNMA 15YR 4.5% 1/01/2025	9	9
	FNMA 15YR 4.5% 3/01/2023	60	64
	FNMA 15YR 4.5% 7/01/2023	41	44
	FNMA 15YR 5% 1/01/2019	76	78
	FNMA 15YR 5% 10/01/2024	220	233
	FNMA 15YR 5% 11/01/2018	26	27
	FNMA 15YR 5% 12/01/2018	128	131
	FNMA 15YR 5% 3/01/2023	43	46
	FNMA 15YR 5% 4/01/2018	53	55
	FNMA 15YR 5% 8/01/2023	1	1
	FNMA 15YR 5.5% 2/01/2018	10	10
	FNMA 15YR 5.5% 7/01/2018	40	40
	FNMA 15YR 5.5% 8/01/2023	36	37
	FNMA 15YR 6% 2/01/2020	2	2
	FNMA 15YR 6% 4/01/2023	196	211
	FNMA 15YR 6% 8/01/2017	1	1
	FNMA BENCH 1% 9/27/2017	12,825	12,837
	FNMA 0.75% 3/14/2017	14,420	14,423
	FNMA 1.625% 1/21/2020	2,595	2,603
	FNMA 10/1 HYBRID ARM 2.718% 5/01/2035	85	89
	FNMA 10/1 HYBRID ARM 2.74% 10/01/2034	30	31

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FNMA 10/1 HYBRID ARM 3.042% 12/01/2035	81	82
	FNMA 10/1 HYBRID ARM 3.309% 12/01/2033	8	9
	FNMA 15YR 3% 10/01/2030	7,628	7,834
	FNMA 15YR 3% 11/01/2030	2,532	2,601
	FNMA 15YR 3% 2/01/2030	2,041	2,096
	FNMA 15YR 3% 2/01/2031	8,753	8,990
	FNMA 15YR 3% 3/01/2031	1,481	1,521
	FNMA 15YR 3% 4/01/2031	1,347	1,383
	FNMA 15YR 3% 5/01/2031	3,632	3,730
	FNMA 15YR 3% 7/01/2027	436	448
	FNMA 15YR 3% 7/01/2030	603	620
	FNMA 15YR 3% 9/01/2029	2,136	2,194
	FNMA 15YR 3.5% 1/01/2026	564	588
	FNMA 15YR 3.5% 1/01/2027	1,912	1,994
	FNMA 15YR 3.5% 1/01/2030	3,221	3,361
	FNMA 15YR 3.5% 10/01/2026	2,827	2,950
	FNMA 15YR 3.5% 10/01/2028	690	720
	FNMA 15YR 3.5% 10/01/2029	190	198
	FNMA 15YR 3.5% 11/01/2027	50	52
	FNMA 15YR 3.5% 11/01/2028	809	844
	FNMA 15YR 3.5% 11/01/2029	746	778
	FNMA 15YR 3.5% 12/01/2025	713	745
	FNMA 15YR 3.5% 12/01/2026	753	785
	FNMA 15YR 3.5% 12/01/2028	317	330
	FNMA 15YR 3.5% 12/01/2029	3,124	3,258
	FNMA 15YR 3.5% 2/01/2026	459	479
	FNMA 15YR 3.5% 2/01/2027	130	136
	FNMA 15YR 3.5% 2/01/2028	13	14
	FNMA 15YR 3.5% 2/01/2029	1,830	1,909
	FNMA 15YR 3.5% 2/01/2031	2,527	2,637
	FNMA 15YR 3.5% 4/01/2026	760	793
	FNMA 15YR 3.5% 4/01/2030	1,053	1,098
	FNMA 15YR 3.5% 5/01/2027	425	444
	FNMA 15YR 3.5% 5/01/2029	480	501
	FNMA 15YR 3.5% 6/01/2027	2,954	3,082
	FNMA 15YR 3.5% 6/01/2029	654	682
	FNMA 15YR 3.5% 6/01/2030	1,116	1,167
	FNMA 15YR 3.5% 7/01/2029	3,717	3,877
	FNMA 15YR 3.5% 8/01/2026	375	391
	FNMA 15YR 3.5% 8/01/2027	486	507
	FNMA 15YR 3.5% 8/01/2029	2,356	2,458

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FNMA 15YR 3.5% 9/01/2026	2,898	3,025
	FNMA 15YR 3.5% 9/01/2028	5,911	6,166
	FNMA 15YR 3.5% 9/01/2029	2,979	3,108
	FNMA 15YR 4% 1/01/2029	2,112	2,212
	FNMA 15YR 4% 11/01/2026	419	442
	FNMA 15YR 4% 5/01/2027	20	21
	FNMA 15YR 4.5% 10/01/2019	59	61
	FNMA 15YR 4.5% 5/01/2024	288	304
	FNMA 15YR 4.5% 6/01/2026	156	165
	FNMA 15YR 5% 3/01/2023	12	13
	FNMA 15YR 5.5% 4/01/2021	78	82
	FNMA 6M LIBOR ARM 2.561% 3/01/2034	179	175
	FNMA 6M LIBOR ARM 2.633% 8/01/2034	61	60
	FNMA 6M LIBOR ARM 2.665% 11/01/2032	35	36
	FNMA 6M LIBOR ARM 2.665% 12/01/2032	181	191
	FNMA 6M LIBOR ARM 2.768% 4/01/2035	94	98
	FNMA 6M LIBOR ARM 2.879% 9/01/2035	353	372
	FNMA 7/1 HYBRID ARM 3.12% 1/01/2034	130	135
	FNMA 7/1 HYBRID ARM 3.128% 1/01/2036	22	23
	FNMA 7/1 HYBRID ARM 3.483% 3/01/2036	97	98
	FNMA_03-W11 4.29183% 6/25/2033	2	2
	FNMA_04-60 5.5% 4/25/2034	102	105
	FNMA_11-16 3.5% 3/25/2026	86	88
	FNMA_11-55 3% 7/25/2025	1,034	1,055
	FNMA_12-31 1.75% 10/25/2022	2,044	2,047
	GNMA_11-161 1.738% 1/16/2034	407	407
	GNMA_12-142 1.105% 5/16/2037	1,078	1,057
	GNMA_12-55 1.75% 8/16/2033	580	581
	GNMA_12-86 1.55817% 4/16/2040	442	440
	GNMA_13-12 1.41% 10/16/2042	711	699
	GNMA_13-126 1.54% 4/16/2038	609	598
	GNMA_13-146 2% 8/16/2040	837	838
	GNMA_13-17 1.55835% 10/16/2043	899	882
	GNMA_13-179 1.8% 7/16/2037	611	603
	GNMA_13-194 2.25% 5/16/2038	551	550
	GNMA_13-2 1.6% 12/16/2042	652	648
	GNMA_13-30 1.5% 5/16/2042	1,528	1,505
	GNMA_13-32 1.9% 1/16/2042	1,453	1,440
	GNMA_13-33 1.061% 7/16/2038	1,454	1,426
	GNMA_13-35 1.618% 2/16/2040	1,994	1,957
	GNMA_13-52 1.15% 6/16/2038	1,243	1,217

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	GNMA_13-57 1.35% 6/16/2037	2,267	2,226
	GNMA_13-73 1.35% 1/16/2039	1,481	1,458
	GNMA_13-78 1.62443% 7/16/2039	626	619
	GNMA_14-103 1.742% 6/16/2053	1,896	1,921
	GNMA_14-109 2.325% 1/16/2046	1,475	1,478
	GNMA_14-135 2.4% 8/16/2045	1,340	1,338
	GNMA_14-47 2.25% 8/16/2040	368	369
	GNMA_14-64 2.2% 11/16/2046	1,349	1,352
	GNMA_14-86 2.65% 11/16/2040	1,200	1,210
	GNMA_15-109 2.5279% 2/16/2040	1,044	1,050
	GNMA_15-2 2.1% 12/16/2044	1,629	1,621
	GNMA_15-21 2.6% 11/16/2042	1,146	1,154
	GNMA_15-5 2.5% 11/16/2039	2,376	2,384
	GNMA_15-78 2.9179% 6/16/2040	1,079	1,091
	GNMA_16-39 2.3% 1/16/2043	2,015	2,004
	PRIVATE EXPORT FUNDING CO 5.45% 9/15/2017	1,920	1,978
	TREASURY NOTE 0.875% 9/15/2019	65,125	64,273
	TREASURY NOTE 1.25% 10/31/2018	21,375	21,409
	US TII .125 04/15/2018 (T 0.125% 4/15/2018	11,090	11,702
	Total US Government and Agency Obligations		387,499

	Common/Collective Trusts
*	COLUMBIA TRUST DECL DURATION GOVT BOND FUND	9,235	95,864
*	COLUMBIA TRUST GOV MONEY MKT FUND	2,160	2,160
	Total Common/Collective Trusts		98,024

	Pooled Separate Accounts
	MET LIFE SEPARATE ACCOUNT CONTRACT	651	67,481

	Wrapper Contracts
	MONUMENT LIFE V - #MDS00375TR, MATURES 12/31/50, 4.08%		49
	PACIFIC LIFE - # 26755, MATURES 12/31/50, 4.00%		24
	PRUDENTIAL GA63690		11
	RBC I - #10903, MATURES 12/31/50, 4.02%		41
	Total Wrapper Contracts		125

	Total Fully Benefit Responsive Investment Contracts, at Fair Value		553,129

	Adjustment from Fair Value to Contract Value
*	JP MORGAN CHASE I - #AISP01, MATURES 12/31/50, 4.24%		521

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	LINCOLN NATIONAL LIFE		150
	MET LIFE - #28972, MATURES 12/31/50, 3.98%		88
	MET LIFE (SA)- #32745		163
	MONUMENT LIFE II - #MDA00633TR, MATURES 12/31/50, 4.11%		(65)
	MONUMENT LIFE V - #MDS00375TR, MATURES 12/31/50, 4.08%		381
	PACIFIC LIFE - # 26755, MATURES 12/31/50, 4.00%		147
	PRUDENTIAL GA63690		157
	RBC I - #10903, MATURES 12/31/50, 4.02%		(909)
	Total Adjustments		633

	Total Fully Benefit Responsive Investment Contracts, at Contract Value		553,762

	TOTAL INVESTMENTS		4,468,006

	Loans to Participants
*	Various Loans - 3.25% through 9.50% due through November 2046		78,998
	Loans to Participants Total		78,998

*	Indicates party-in-interest

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)
for the Year Ended December 31, 2016

(a) Identity of Issue, Borrower, Lessor, or Similar Party	(b) Number of Shares / Units or Face Amount (in thousands)	(c) Proceeds of dispositions (in thousands)

CORPORATE DEBT INSTRUMENTS
AERCAP IRELAND 3.95% 02/01/2022	150	152
AMERICAN INTERNATIONAL GROUP 3.30% 03/01/2021	200	210
ANHEUSER-BUSCH INBEV 2.65% 02/01/2021	134	137
APPLE 2.85% 02/23/2023	95	101
BARCLAYS 3.25% 01/12/2021	317	323
BURLINGTON NORTH SANTA FE 3.90% 08/01/2046	50	52
BPCE 4.875% 04/01/2026	200	207
FORD MOTOR CREDIT COMPANY 4.389% 01/08/2026	200	203
SIMON PROPERTY GROUP 3.30% 01/15/2026	110	118
TIME WARNER 3.80% 02/15/2027	85	85
TOTAL SYSTEM SERVICES 4.80% 04/01/2026	42	44

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Date: June 28, 2017	By	/s/ Rita Pang
Rita Pang
Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit Number	Description	How Filed
23	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP	Electronically filed herewith

E-1